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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                   FORM 10-SB

                   General Form for Registration of Securities
          Of Small Business Issuers Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                            SECURITY BIOMETRICS, INC.

                 (Name of Small Business Issuer in its charter)

                NEVADA                                             98-0209119

     (State or other jurisdiction                               (I.R.S. Employer
           of incorporation                                    Identification No.)
           or organization)

         214-118 Homer Street
             Vancouver BC
                Canada                                               V6B 6L5

(Address of principal executive offices)                            (Zip Code)

                                 (604) 609-7749

                         (Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

       None                                                 None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value

                                (Title of Class)



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                                TABLE OF CONTENTS

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Item                                                                                                          Page
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
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...............................................................  2

                                                       PART I

Item 1.       Description of Business.........................................................................  3
                  (a) Business Development....................................................................  3
                  (b) Business of the Issuer..................................................................  4
                  (c) Reports to Security Holders............................................................. 21
              Risk Factors.................................................................................... 21

Item 2.       Management's Discussion and Analysis or Plan of Operation....................................... 27

Item 3.       Description of Property......................................................................... 28

Item 4.       Security Ownership of Certain Beneficial Owners and Management.................................. 28

Item 5.       Directors, Executive Officers, Promoters and Control Persons.................................... 30

Item 6.       Executive Compensation.......................................................................... 32
                  Stock Options............................................................................... 33

Item 7.       Certain Relationships and Related Transactions.................................................. 33

Item 8.       Description of Securities....................................................................... 33

                                                       PART II

Item 1.       Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters..................................................... 35

Item 2.       Legal Proceedings............................................................................... 35

Item 3.       Changes in and Disagreements with Accountants on
              Accounting and Financial Disclosure............................................................. 35

Item 4.       Recent Sales of Unregistered Securities......................................................... 35

Item 5.       Indemnification of Directors And Officers....................................................... 36

                                                      PART F/S

              FINANCIAL STATEMENTS

              List of Financial Statements.................................................................... 41

                                                      PART III

Item 1.       Index to Exhibits............................................................................... 42



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
Item 2.       Description of Exhibits........................................................................  42

SIGNATURES...................................................................................................  43

INDEX TO FINANCIAL STATEMENTS................................................................................ F-1

Financial Statements of Security Biometrics, Inc............................................................. F-2

Audited Financial Statements of Security Biometrics, Inc.
for the fiscal years ended June 30, 2000 and 1999............................................................ F-2

Audited Financial Statements of Biometrics Security, Inc.
for the period of inception through to and including September 30, 2000...................................... F-13

Unaudited Consolidated Financial Statements of Security Biometrics, Inc.
for the three month period ended September 30, 2000.......................................................... F-25


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis or Plan of Operations" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10-SB, including, without limitation, in conjunction with the forward-looking statements included in this Form 10-SB. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.



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                                     PART I

Item 1.         Description of Business.

                (a) Business Development

        We were incorporated in the State of Nevada on March 12, 1999 as Great Bear Resources, Inc. On May 25, 1999, we changed our name to Great Bear Investments Inc. On July 21, 2000, we signed a share exchange agreement whereby Great Bear Investments agreed to issue 38,257,675 post roll-forward shares for all of the shares (on a one (1) for one share (1) exchange) of Biometrics Security, Inc. Biometrics Security then became our 100% wholly owned subsidiary.

        On August 11, 2000, we changed our name to Security Biometrics, Inc. On August 22, 2000, we purchased an option to license DSI Datotech Systems Inc.'s gesture recognition technology for use in banking and financial transactions worldwide. We paid DSI $320,000 towards $8 million which may be owed to DSI pursuant to the execution of the license agreement.

        Pursuant to our option to license, DSI will develop for us a gesture recognition based technology that will demonstrate their potential for biometric security applications utilizing a personal computer system based multi-touch gesture recognition. DSI committed to use its best efforts to make this prototype available to us within 12 months of the delivery of $3,000,000 to DSI. This $3,000,000 to be paid to DSI is fully creditable towards the $8 million that we may owe to DSI if we exercise our option to enter into the license agreement.

        Our option to license covers all of DSI's existing proprietary property, which is all intellectual property rights in the gesture recognition technology, including without limitation:

        - any and all patent applications filed worldwide based upon the technology, including any and all continuations, divisions and continuations-in-part thereof, and all patents, inventor's certificates, utility models and the like issuing there from worldwide, including any and all re-examinations, reissues, renewals and extensions thereof;

        - any copyrightable or copyrighted works based upon the technology, including computer software and computer programs;

        - any confidential or proprietary know-how and information regarding the technology;

        - any trademarks and trade names associated with the technology, whether or not registered;



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        -       and all fixed representations, hardware, hard copies,
                computer-readable media and other tangible implementation of the technology, patent rights, copyrights, trademarks and trade secret rights, including patent rights in the technology that are pending as of today.

        We approved a forward share split on a (1) one for (4) four basis for all shareholders of record on August 28, 2000.

        We are in the development stage and have not yet realized revenues from the sale, lease or licensing of our products. Since our inception, we have expended over $470,000 in cash, issued 38,257,675 shares of common stock and incurred future cash payment obligations of $7,680,000 for the license and development of our gesture recognition technology products.

        Our principal executive offices are located at 214-118 Homer Street, Vancouver BC, Canada VB6 6L5 (tel. no. (604) 609-7749). Our common stock is quoted on the NASD's National Quotation Bureau "Pink Sheets" under the trading symbol "SBTI."

                (b) Business of the Issuer

Our Business

        We are a development stage company which was created to specifically develop, market under license and distribute dynamic biometric technologies specific to the security applications of banking and financial transactions. These include, but are not limited to:

        -       dynamic gesture recognition technology;

        -       dynamic signature verification; and

        -       voice recognition.

It is important to note that, gesture recognition technology is a dynamic system that can be developed to interpret the biometric characteristics of hand gestures and signatures using sophisticated software algorithms and performed on the proprietary touchpads, which we believe are superior to existing input and pointing technologies.

        We are seeking to improve and expand the availability of passive and dynamic biometric security systems to be placed under license for marketing and distribution to the banking and financial transaction system.

Dynamic Biometric Technology

        Dynamic biometric solutions measure operative human characteristics such as:



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        -       voice recognition;

        -       signature recognition;

        -       keystroke recognition; and

        -       gesture recognition.

        Dynamic biometric technology identifies individuals based on how they do something. For example, the way someone speaks or writes or types on a keyboard are considered "dynamic" biometrics.

Signature Recognition

        Signature biometrics can either be dynamic or static. Static signature verification like that exercised for decades in banks only considers the geometry of written letters. Dynamic signature verification traces the speed, velocity and pressure exerted during the physical movement of the pen rather than the resulting static signature. Aspects of the writing or signature remain relatively constant allowing Dynamic signature verification systems to adopt over time. Tablet based systems often operate using off the shelf digitizers allowing signature biometrics to be a cost effective solution for a number of applications such as computer system access and for dispensing pharmaceuticals.

Voice Recognition

        Voice biometrics measure how a speaker says a word rather than what is said. The voice input received by these devices is determined by the size and shape of vocal tracts, mouth, nasal cavities, and lips. Some voice systems identify a specific phrase while higher end systems evaluate speech regardless of the words spoken.

Gesture Recognition Technology-enabled Delivery Platform: Technology Description

        The gesture recognition technology refers to DSI's proprietary method for human/machine communication, using hand gestures on DSI's proprietary intelligent multi-sensor touch pad. The gesture recognition technology provides an alternative, or complementary, input system to keyboards, pointing devices, joysticks, game pads, touch pads and touch screens.

        DSI's gesture recognition technology evolved from previous gesture recognition technology for specific application to gaming, stenography and speech impaired applications. This previous technology utilized a three-finger touch system, protected by several patents. The core components of DSI's gesture recognition technology are currently the subject of patent applications. The gesture recognition technology permits a comfortable, natural form of interaction that is completely eyes-free.



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        The gesture recognition technology will enable us to design human/machine interface that is either alternative to or complementary with input systems such as:

        -       keyboards;

        -       pointing devices;

        -       joysticks;

        -       game pads;

        -       touch pads; and

        -       touch screens.

        The gesture recognition technology can be applied in various ways. Depending upon the application that has been integrated with the gesture recognition technology, gestures can command word processing formats to print a file or be developed to include biometric sampling for security applications, including home security applications to activate home security systems or the secure processing of financial transactions.

        There are three core components to DSI's gesture recognition technology. These components include:

        -       an intelligent multi-touch sensor;

        -       gesture recognition software systems applications; and

        -       interface modules.

In all cases, the application of the gesture recognition technology may be by way of a hardware device (such as a cellular telephone) or through a general purpose computer running an application (such as a spreadsheet).

Advanced Gesture Recognition Technology Components:

        The Multi-Touch Sensor

        The sensor is a smart surface that tracks contacts and motion of one or more fingers of the hand. Specification sheets will be designed for each of the targeted user categories identified by DSI and they have identified a draft specification suited to the professional and power user categories. These specifications will be modified to suit other applications. Some excerpts from the specifications are as follows:



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        Surface: Textured Lexan for application that may require stylus or fabric.

        Active Area: 20 mm x 150 mm sensing.

        Proprietary Structure: Approximately 5 mm thick, containing over 1,000 sensors.

        Spatial Resolution: Smooth coordinate system, which can be .2 mm for stylus input.

        Time Resolution: Better than 60 Hz sample rate.

        Lag: Much less than 100 ms.

        Hand Contact Force: 50 g to over 100 g; individual fingers down to 20 g.

        Interaction: From 1 up to 10 fingers simultaneously, or a plastic stylus.

        Separation: Minimum 15 mm spacing between finger contacts required.

        The unit contains a sensor structure of approximately 440x170x7mm in size, combined with mixed signal measurement circuits and a digital signal microprocessor to perform measurement, image processing and communications to the host. Sensor structure, measurement circuitry and processing multi-touch algorithm to determine the location and other parameters of simultaneous finger contacts referred to as "pointers", are proprietary and are the subject of the DSI's patent applications. The data format for pointers will remain available to original equipment manufacturers, and defines the interface between the sensor and the gesture recognition components of the system.

        Demonstration units will communicate pointer information through universal service bus to the driver and the gesture recognition engine on the host, and requires external power. Products will incorporate remote communications links, battery power and gesture recognition embedded in the sensor unit, communicating gesture codes to the host.

        Gesture Recognition Software Module

        The gesture recognition software module is a proprietary software module that reads pointer information from a sensor and produces gesture codes. The module operates independent of any particular sensor, provided the sensor produces pointer information in the required format. The module is also portable and independent of any particular operating system, support libraries, and/or hardware platform. It is suitable for embedding in a custom microchip. The data format for gesture codes will be made available to original equipment manufacturers and defines the interface between the gesture recognition and mapping components of the system.



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        In general, the module performs casual processing on the pointer time series, marks the series into segments, and then classifies each segment by calculating various features. The sequence of classified segments is assembled using syntactic analysis into recognized gestures in realtime. The methods of segmenting, classifying and combining are proprietary, and the subject of DSI's future patent applications. The plan for gesture recognition includes six gesture set levels. These gesture set levels are as follows:

        - Single digital pointing plus tap- Tap and drag, double tap and scroll, etc. This is reverse compatible with existing touch pad products and mice.

        - Basic - The basic multi-touch whole hand motion, including multiple digit shortcuts using two-stroke pie menus for self-revealing, marking menus.

        - Advanced - The advanced multi-touch control gestures, including rotate, scale, expand and erase are based upon the posture and relative motion of the digits.

        - Character Recognition - This can be elicited using fingers or stylus. This will include default, and eventually user-definable characters.

        - Signature and Custom - This will include advanced multi-digit and user-defined gestures, and a system with the ability to learn by user example and incorporate recognition of some biometric characteristics.

        - Cursive - This will incorporate advanced levels of biometric characteristics.

        Systems & Application Interface Module

        The systems and application interface module converts gesture events into events for the user's application. This can be implemented in several ways, depending upon the context, as follows:

        a) A hardware device that plugs into a keyboard, mouse or game port and converts gesture events into simulated electrical signals for the devices. (An example is a game controller.)

        b) An operating system level device driver that continuously converts gesture events into simulated keyboard and mouse events. (An example is the intelligent touch pad for personal computer power users.)

        c) An existing software application runs in conjunction with a plug-in. The plug-in includes a multi-touch pad device driver and converts gesture events into application input events. (An example will be the intelligent touch pad for existing high-level professional applications.)



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        d)      Software applications that integrate the multi-touch pad device driver. The application performs functions based on gesture events read from special device drivers. (An example is custom applications on a personal computer.)

        e) A gesture mapping module as well as application code, all integrated and embedded in a multi-touch pad microprocessor to create a specialized device. (An example would consist of a custom portable electronic e-appliance.)

Marketing

        Our market penetration strategy focuses on the security and efficient interface aspects of the banking and financial transactions market segments. We intend to derive multiple revenue streams from:

        - transaction loss reduction profit sharing (Automatic Teller Machines, debit and credit cards, and e-commerce);

        - interaction cost management within the banking and financial transaction vertical market (double initial control system, information management, back office, etc.); and

        -       sublicensing to financial institutions.

        We license our gesture recognition from DSI. This technology forms the core delivery platform for the execution of our business model, around which we will build our intellectual property management portfolio. Gesture recognition technology brings full reverse compatibility and improved performance to gesture recognition technology enabled multi-touch pads that can be utilized for dynamic signature verification. Within the area of interface efficiency, these are deemed advanced generation touch pads or mice replacements, and we believe they greatly enhance keyboard functionality when executing upon the function of financial transactions.

        A key element of our market penetration strategy is incorporating intelligent gesture recognition technology enabled input devices that will provide a transparent and ubiquitous delivery platform for minimizing interaction and transaction costs within the vertical banking and financial transactions markets. We will initially focus on the three market segments, where we intend to be first to market. This includes initially developing under license and marketing:

        - Standalone multi-touch DatoPad for power users of gesture recognition technology enabled professional financial services software, and subsequently for the on-line banking aftermarket general user;



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        -       Gesture recognition technology enabled security biometric
                interaction and transaction systems for the banking and financial services markets; and

        - Gesture recognition technology enabled security biometric hardware and software solutions for the POS markets, integrated with public and home access transaction systems.

Competition

        In order to achieve commercial sales of our biometric products, we must compete with many well-established United States and foreign manufacturers in the biometrics market. Key manufacturers competing in the dynamic signature verification market include Checkmate Electronics Inc., PenOP Inc., SOFTPRO, Xenetek, and Ink Tools. These manufacturers exemplify the fact that the development of strong alliance partners is a key success factor in this field. Checkmate has a strategic marketing agreement with IBM. PenOP has a series of agreements with Microsoft, Netscape, Adobe and Eastman Systems. SOFTPRO has multiple international distribution agreements with UNISYS. Ink Tools has a strategic alliance with Palm Corporation. In any new technology (especially where consistent industry profitability is several years away), the ability to make agreements with tenured high tech companies is a key concern. The ability to partner is further leveraged when successful pilot programs are promoted effectively.

        Leading manufacturers of voice recognition systems include InterVoice-Brite, Inc., Orga, Veritel, VeriVoice, and ITT Industries. Increasingly, companies in this field are becoming adept at several input technologies. As the prices of input devices fall, the value proposition shifts to software attributes like the logic of comparing input data to the digital template, file storage, and verification times. For retail banking transactions, authentication time against a large data base is a critical consideration. Several of the technology segments surveyed now offer acceptably low input device prices and sufficiently fast authentication times.

        All of these companies have developed products and are authorized to sell products. All of our principal competitors are significantly larger, well established and are better capitalized than us, all of which could adversely affect our ability to compete.

Material Acquisitions

        On August 22, 2000, Biometrics Security signed an option agreement with DSI. Pursuant to the option agreement, Biometrics Security purchased from DSI all of DSI's existing proprietary property, which is all intellectual property rights in the gesture recognition technology, including without limitation:

        - any and all patent applications filed worldwide based upon the technology, including any and all continuations, divisions and continuations-in-part thereof,



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                and all patents, inventor's certificates, utility models and the like issuing there from worldwide, including any and all re-examinations, reissues, renewals and extensions thereof;

        - any copyrightable or copyrighted works based upon the technology, including computer software and computer programs;

        - any confidential or proprietary know-how and information regarding the technology;

        - any trademarks and trade names associated with the technology, whether or not registered; and

        - and all fixed representations, hardware, hard copies, computer-readable media and other tangible implementation of the technology, patent rights, copyrights, trademarks and trade secret rights, including patent rights in the technology that are pending as of today;

for $320,000. Thereafter, Biometrics Security has agreed to pay DSI $3,000,000 by July 22, 2001 to develop its gesture recognition technology.

        Within 12 months after the payment of the $3,000,000 to DSI, DSI has agreed to fully develop its gesture recognition technology. Biometrics Security will have three months from the date DSI's gesture recognition technology is fully developed to exercise the option to enter into an exclusive license in DSI's gesture recognition technology for $8,000,000, less the amounts previously paid by Biometrics Security to DSI. DSI will also get 20% of the common stock Biometrics Security upon exercise of the option.

        The option agreement terminates on the occurrence of any of the following:

        -       Biometrics Security or DSI becomes bankrupt;

        -       Biometrics Security does not pay $3,000,000 to DSI by July 22,
                2001; or

        -       Biometrics Security does not exercise the option.

Patents, Copyrights and Trade Secrets

        Both we and DSI rely on a combination of patent, trade secret, copyright and trademark law, non-disclosure agreements, and technical security measures to protect our products. Notwithstanding their safeguards, it is possible for our or DSI's competition to obtain these trade secrets and to imitate our products. Furthermore, others may independently develop products


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similar or superior to those developed or planned by DSI. While we or DSI may obtain patents with respect to certain of its products, we or DSI may not have sufficient resources to defend such patents, such patents may not afford all necessary protection and competitors may develop equivalent or superior products which may not infringe such patents.

        DSI's intellectual property includes the following United States Patents for its multi-touch sensor:

        - United States Method Patent No. 5,203,704, expiring December 21, 2010;

        - United States Design Patent No. D354,735, expiring January 24, 2009;
          and

        - United States Core Patent No. 5,808,567, expiring May 17, 2013,

as well as two international core patent filings in process.


Employees

        As of December 15, 2000, we had three (3) full-time employees and two
(2) part-time employees, none of whom is represented by any labor union.

Markets for Biometric Products

        We intend to initially market our products to large banking and financial institutions in the United States and Canada, as well as other countries. In the United States, most of the Federal Bureau of Investigations' financial institution fraud caseload during the late 1980's and early 1990's related to insiders. Since the middle 1990's there has been a resurgence in external fraud in the form of check fraud, counterfeit negotiable instruments, and identity fraud. Of the 2,505 convictions executed by the FBI in 1998, 1,123 were of bank employees and bank officers. Inside fraud frequently includes multiple transactions by loan brokers, appraisers, accountants and real estate attorneys who sometimes layer fraudulent transactions with genuine transactions. Currently, the FBI is fully supportive of ink less fingerprinting to curb check fraud and counterfeit negotiable instruments.

        Large financial institutions tend to attract more fraud across all categories than smaller institutions. Criminals target larger financial institutions because they have a wider set of products, and more retail locations, which can be struck simultaneously. Smaller financial institutions are not immune but tend to have a more intuitive grasp of normal transactions at the teller level for each of its customers.

        Identity fraud in the United States is a big driver for security countermeasures. In 1998 it is estimated that the $6 billion being lost annually could be attributed to:

        -       fraudulent welfare disbursements ($1 billion);

        -       credit card transactions ($1 billion);

        -       cell phone crime ($1 billion); and

        -       ATM transactions ($3 billion).

Financial Transactions:


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        ATM

        The ubiquitous automated teller or "ATM" in the United States and the automated banker or "ABM" in Canada has eclipsed bank tellers as the workhorse for retail financial transactions in Canada and the United States. There are over 15,000 bank-operated ABMs in Canada and Canadians have access to over 23,506 other ABMs through the Interac network. The average Canadian logs over 50 ABM transactions per year. The penetration of ATM machines in the United States has been similar with over 240,000 units executing transactions worth over 900 million dollars per month.

        Cheque Payment

        In the United States, cheques are still the dominant form of non-cash consumer transaction. However, alternative non-cash forms are growing more quickly. Americans use checks for 3/4 of all non-cash transactions according to the Check Payment Systems Association, but the volume of cheque-based transactions is increasing annually by only 2-3%.

        Cheques are a tenured transaction medium, which are popular in part because they have been around for such a long time. Internationally there are over 65 billion checks written each year.

        Bank procedure aimed at minimizing cheque fraud is always tempered by the need to avoid arbitrary or time-consuming procedures, which may alienate customers. For example, banks have tried locating Magnetic Ink Character Recognition, the machine-readable numbers at the bottom of modern-day cheques, readers at each teller stand. While unit costs have dropped to the point where this is now economic, the processing time required to confirm numbers is too slow. Banks cannot afford to inconvenience customers for the marginal savings in reduced fraud. The clear message from a systems standpoint for biometric vendors is the need for speedy authentication in order to avoid inconveniencing bank customers.

        Several software programs in use today compare financial account activity against existing profiles for individual accounts and flag abnormal activity. Variables this type of software monitors include flagging transactions where the same identification is used to cash multiple checks during a limited time period, duplicate check numbers, check numbers out of a range, unusual deposit sizes, and low or no magnetic ink. However, even these kinds of software profiles can be circumvented. Aspects of these software programs can be beaten. For example, if persons committing the fraud have several runners executing fraudulent cheques simultaneously at the same branch computer systems do not have the reaction time necessary to flag an abnormal profile.

        Credit Cards



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        The convenience of credit cards has positioned them as the backbone of emerging consumer transactions on the Internet.

        Like cheques, credit cards have several printing features, which curb more obvious counterfeiting and criminal misuse. Like cheques, credit cards rely on static signature verification. Among the existing security measures on credit cards are signature panels that sometimes include the credit card number. Other key credit card security features include Bank Identification Numbers and holograms.

        The Bank Identification Number repeats the first four raised digits on the credit card. The last 4 raised credit card digits of modern credit cards now generally run through a hologram, which is difficult to counterfeit. At the point of sale, merchants can tilt the card to verify the appearance of the hologram.

        Despite these measures, crime rings are capable of counterfeiting credit cards. Recent criminal investigations in San Francisco have revealed the use of blank plastic stock for fake identification and credit cards along with magnetic stripe readers.

        The ability to execute a credit card transaction verbally over a telephone is an often exploited, weak spot for this medium of exchange. All thieves need to know is a number and a date and a fraudulent transaction can be executed. Some reactive security measures have evolved to remedy the most blatant abuse of telephone-based transactions. Recognition systems like those developed by HNC Software Inc., monitor ongoing transactions against a profile of common card usage. These are similar to the profiling software packages used to monitor cheque account activity.

        A nascent form of credit card fraud involves the swapping of stolen credit card numbers in Internet chat rooms. Participants in this trade buy and sell stolen credit cards numbers and often exchange anonymous computer and postal addresses. Participants in the trade range from small time crooks to professional hackers who may steal thousands of credit card numbers at a time from poorly secured eCommerce sites. Online theft of credit card numbers takes several forms, which include packet sniffing. Some criminals establish phoney websites that extend amazing bargains which attempt to trick unwary shoppers into giving away credit information.

        Current American law curbs the ability of law enforcement to monitor chat rooms without some third party pointing out a specific illegal incident. Although the players in this form of fraud are mainly adolescents, remedying this form of fraud has highlighted American financial security shortcomings. Specifically, as of February 2000, United States credit card companies and card issuing banks had not yet determined a method for reporting this kind of activity.



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        Debit/Point of Sale

        In the United States there are an estimated 200 million debit cards in circulation. Many factors have driven the popularity of debit cards including the ability of non-financial institutions to brand themselves using what was formerly a bank card.

        A debit card or ATM transaction is generally a three-step process that occurs over dedicated telephone lines. At the point of sale, a processor ensures that a personal identification number in encrypted and sends an electronic message to the network service provider's processor. The network service provider queries the financial institution's processor to ensure that the personal identification number is correct and that there are sufficient funds for the transfer. The network service provider relays this information to the point of sale where the physical transaction takes place. The entire point of sale transaction generally takes five to ten seconds to authorize. Later in the day, the network service provider will provide a summary settlement to the financial institution and the merchant at the point of sale.

        Small banks on average experience a couple of thousand dollars of losses per year while larger banks generally experience about a hundred thousand dollars worth of losses.

        eCommerce

        ECommerce is a transaction medium that is rapidly gaining mainstream acceptance in North America. To a great extent, actual transactions use network backbones established by credit card companies who are keen to capitalize on their use as a default medium with new Internet specific media. The increasing pervasiveness of transactions over personal computers and the promise of transactions over mobile platforms have inspired security measures both at the log on stage and at the network level.

        Currently, credit cards are the backbone payment system for e-tailers. Web companies pay a premium to conduct credit card based transactions with consumers, and the fraud that does occur appears to be a manageable cost of doing business. In a June 2000 survey conducted by ActivMedia Research, of 736 web businesses surveyed only 3% indicated that fraud was a regular and substantial problem. This finding is at odds with an August 2000 survey by Gartner Group which determined that 1.15% of all online transactions are fraudulent while only 0.6-0.9% of all off line transactions are fraudulent. Many variables may account for the different findings, but a likely reason is that e-tailers are less experienced than traditional retailers and may consider a given level of fraud the cost of doing business using an emerging medium.

        Network service providers recognize that these pioneering retailers are prepared to pay a premium to use their systems. In Gartner's survey of 160 companies, it was determined that on average credit card companies, which are the current backbone of Internet transactions, offer e-tailers discount rates of 2.5% plus 30 cents per transaction versus an average of 1.5% plus 30



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


cents to traditional retailers. Additional costs faced by e-tailers include the cost to enter Internet payment gateways which can add as much as $0.50 per transaction.

        The Gartner survey also found that e-tailers pay more than traditional retailers when it comes to handling charge-backs. According to the survey, e-tailers spend four times as much as traditional retailers when it comes to resolving this customer service function. The reason for this is that in traditional transactions there is a signed sales slip, which verifies the transaction and takes the onus off the retailer. Online transactions have no such documentation.

        Besides the correlation between increased anonymity and increased propensity for fraud, it may be that traditional retailers simply have more experience and expertise at handling various customer service issues. In the ActivMedia survey, Lands End was quoted as saying that since it had launched its online catalogue it had experienced no increase in fraudulent activity.

        Public Key is a very likely companion to emerging biometrics servicing secured online transactions. Existing American and Canadian legislation recognizing the validity of digital signatures is an important consideration. As of May of 1999, the Canadian Payments Association announced its intention of becoming the root Certification Authority for a Public Key system in Canada so that individuals and businesses would be able to make secure transactions over the Internet. The root Certification Authority qualifies certification authorities with the power to issue digital certificates to clients wishing to conduct transactions over the Internet. By March of 2000 the Canadian Payments Association had completed technical specifications for a Canadian Public Key system and was awaiting requests for proposal from its members.

        Fraud schemes on the Internet have been with us for several years now. Security, confidentiality, and privacy questions undermine the credibility of the Internet as a medium for financial exchange. Measures like Public Key and biometric safeguards may be either the key to cleaning up this medium or the forerunners of safeguards on a private (more secure) parallel version of the Internet. For the record, initial fraud schemes on the Internet, which relate to consumers merit mention. Going back to 1997, the American Institute of Certified Public Accountants determined that the following 10 fraud schemes were most common at that time:

- On-line services                      - Work at home schemes
- Merchandise sale                      - Prizes and sweepstakes
- Auctions                              - Credit card offers
- Pyramid schemes                       - Books
- Internet business opportunities       - Magazine subscriptions

Banking and Electronic Transaction Software

        Banks are spending heavily on security and Internet services because new services mean a whole new set of service charges. Killen & Associates has projected that banks expect that expanded Web-based cash management services should increase bank revenues by $80 billion by 2004.

        Virtual Private Networks are enabling e-banking to expand by offering secure networks for employees, customers, suppliers, and business partners. Virtual Private Networks encrypt transmitted information using complex algorithms to hide sensitive data from outsiders.

        When Virtual Private Networks first came out, they were adopted slowly by the banking community. Demand for Virtual Private Networks picked up in 1998, when a set of international standards was confirmed. Just as Web-based procurement has saved manufacturers money over older EDI systems, Virtual Private Networks is proving to be cheaper for banks than existing communications platforms, which work around leased lines and telephone equipment. Infonetics Research estimates that setting up and maintaining 350 users with an average of 31 hours of monthly Internet time apiece will save a bank $500,000.

        Online banking is swiftly charging from its position as an extravagant application used by a select few to a mainstream application utilized by the growing number of Internet users. To attest to this, in the United States alone, there were 6.6 million households banking online in 1998. By 2003, that number will increase substantially to more than 32 million.

        According to a report published by International Data Corp., a combination of factors is driving the explosive growth in online banking. To begin with, there has been a proliferation of low-cost personal computers and other networking devices in the home market, which is causing a surge in the number of Internet users. Because many of the security concerns have been alleviated, these Internet users are becoming more and more comfortable using the Internet as a transaction-based medium.

        Secondly, the increasing number of banks offering Web-based banking services is also triggering the market's growth. It is estimated that the number of banks offering online banking services will increase from 1,150 (base year
1998) to 15,845 by 2003, primarily via the Web. It is important to note that these numbers represent 6% and an incredible 86%, respectively, of all United States commercial banks and credit unions.

        According to IDC, online banking is evolving through three phases. The first phase offers functionality similar to what is available through telephone banking systems - access to account balances and transaction data. The access is provided through a dial-up or browser-based service. The second phase emphasizes interactive technologies such as online bill payment and personalized reminder services. The third phase involves direct marketing of credit and lending services, personalized financial management features, and services such as securities trading and insurance offerings.

        A strong link exists between banking, bill payments, and the Internet. The banking sector is quickly realizing that online banking may be the critical service driver that enables them to



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


maintain a dominant market position, and offer customers wider and more effective, and cost efficient access to financial services.

Banking and Financial Transaction Fraud

        In terms of need, initial implementations will probably flow from the highest value/highest risk transactions down to progressively lower value/lower risk transactions. Using this rationale, corporate cash management should be the first candidate. Ben Miller the publisher of the Personal Identification Newsletter has commented if you're sending a message to swap a $100 million derivative you want to be surer someone with the necessary authority said it. After corporate cash management, credit cards are the next most likely step for implementation.

Identity Theft

        Identity theft occurs when a person uses someone else's personal identification to obtain credit, loans, services, rentals or mortgages. Beyond the obvious vulnerability of unshredded documents, the American over reliance on social security numbers means that dishonest clerks at accountancies, legal firms, financial institutions, hospitals, courts and schools can help to fuel this trade.

        The identity theft organization (www.identitytheft.org) claims that 500,000 Americans are targeted by this type of crime each year, and that 25% of credit card fraud now involves some form of identity theft.

        Identity theft is an emerging form of credit fraud where thieves working from an identification like a drivers license create a paper person who registers several sets of credit cards. Once the fake person is created, the thieves misuse the newly minted credit cards with no intention of repaying the sponsoring financial institutions. With this crime, the original person whose identification has been stolen looses their good credit rating and the sponsoring financial institution is defrauded. As of October 1999, 15 states in the United States recognized identity theft as a felony with more states planning similar legislation.

Banking and Financial Transaction Security Measures

        Financial institutions are reticent to report incidents of internal theft for public relations purposes. Atalla Inc, a hardware security division at Tandem, claims that 70% of banking fraud is conducted with an insider. Therefore internal security represents a large opportunity. Some limited reporting has occurred on the types of internal crimes these institutions generally experience. In banks, these problems generally involve junior employees that either steal customer cheques or enter into arrangements with criminals. Sometimes professional criminals find work in the accounts payable (or even the mail room) of corporations. When corporations have sloppy internal controls, these kinds of theft can occur for several months.


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


Banking and Financial Biometric Initiatives

        Some estimates going back to 1998 suggest that banks need chequing account deposits of $200 per account as a hedge against all forms of fraud. The primary reason transaction fraud is so significant is the proliferation of access points (ATMs, telephone banking, Internet etc.) available to conduct financial transactions. As the volume of individuals and transactions continue to increase through these access points, so to will the technology needed to secure these transactions.

        Several major financial services institutions are currently piloting a variety of biometric technologies. In addition to the obvious applications, such as account access or internal network security, a variety of other novel solutions are being deployed and investigated. These solutions are being deployed at the ATM and teller level, in web-based applications, and in securities transactions. As more customers and clients decide to transact business remotely, industry observers believe there will be an increasing need to authenticate users on both ends.

        And while certificate-based infrastructures can determine that a certain Personal computer or organization is on the other end, and a Private Key infrastructure can determine that a message has not been modified or read into a transaction, only biometrics can determine that a given individual authorized or initiated a transaction.

        As with electronic bill presentment, the need to find consensus between businesses, financial institutions and consumers has a delaying effect. The International Biometrics Group has noted some major developments in the financial services world listed below. Some of these initiatives have been actively pursued and some will never proceed beyond pilot projects.

        - ING Direct is providing finger-scan biometric authentication for online banking customers.

        - BACOB Bank in Belgium is piloting voice verification for customer account access.

        -       Chase Bank is piloting finger scan technology.

        - Bank United has integrated iris recognition into a number of its ATM's.

        - Wells Fargo owns a 40% stake in InnoVentry, which provides biometric face verification at its check-cashing ATM's.

        - Charles Schwab is piloting biometric technologies for account access.

        - A Mexican institution is distributing payroll and executing automated purchases with smart cards and biometrics.

        - The FSTC (Financial Services Technology Consortium) is participating in IBG's major round of IT Security and e-commerce testing this summer.

        The roll out of Mr. Payroll machines since 1997-8 has been successful for several reasons including management commitment to the concept and public acceptance of an unobtrusive biometric identifier. Moreover, Mr. Payroll did not start with the massive investment in legacy



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


systems, which are issues for major banks and credit card companies. Mr. Payroll has a clearly defined target market, which is working class households that do not have chequing accounts. According to information provided by the company and attributed to the Federal Reserve Bank, 41% of American working class households do not have chequing accounts. These people need to cash paychecks and this is where Mr. Payroll becomes involved. Mr. Payroll uses a touch pad as an on switch and facial recognition in place of a PIN number.

        Since the success of the initial roll out, InnoVentry Corp. the technical supplier to Mr. Payroll, has installed 500 Mr. Payroll and RPM machines in retail locations including Kroger, Circle K, HEB Pantry Foods, Wal-Mart, K-Mart, Texaco and RaceTrac. RPM machines. InnoVentry has been backed by Wells Fargo & Co and as of September 2000 claims 760,000 customer and over 2 million cheques cashed over the last 2 years.

        Bank of America, Bank One, Chase Manhattan, Citibank, Wachovia, Wells Fargo and the Federal Reserve System are piloting a static signature verification scheme that would work in conjunction with online verification. The initiative is called Automated Imaged Signature Comparison. Check imaging at the point of sale is the primary thrust of the initiative. First and foremost, cheque imaging safeguards banks and merchants against losses due to insufficient funds and closed accounts, which are the largest sources of loss. This safeguard is expected to increase the general acceptability of cheques at the point of sale. An ancillary benefit of check imaging is the reduction handling which reduces the transaction costs of processing cheques.

        Static image verification which increases the security of the imaged cheque. In the past, manual signature verification was applied in an ad hoc manner if the teller or merchant at the point of sale found the customer's behavior or appearance questionable. Automated verification of the signature takes this manual procedure and applies it to each and every transaction. While the principal motivation is safeguarding against insufficient funds and closed accounts, the cost of signature verification has dropped to the point where it can be added on as an ancillary safeguard.

        With software and hardware at acceptable cost levels what remains is the development of consensus around a smaller set of solutions and commitment to a network platform. During this hiatus, the impetus seems to be to get involved in as many new pilot programs as possible. Activity and engagement through such initiatives as voluntary trials opens the door to wider consumer understanding and imaginative administrative thought when it comes to linking new biometric technologies with legacy systems.

        However, at some point, a combination of low unit costs and potential cost savings reach a point where major players commit to a new way of doing business. In this instance, electronic bill presentment is an excellent model for the adoption of biometric technology for mainstream financial transactions.



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


Year 2000

        We have conducted a review to identify, evaluate and implement changes to computer systems and applications necessary to achieve a year 2000 date conversion with no disruption to business operations. Based on initial review, the total cost is not expected to have a material effect on our results of operation or financial statements. However, we cannot assure you that the systems of other companies on which we may rely will be timely converted or that such failure to convert by another company would not have an adverse effect on our systems.

        (c) Reports to Security Holders

                On May 26, 2000, we filed a Form 10-SB with the Securities and Exchange Commission. On June 21, 2000, we filed Amendment No. 1 to Form 10-SB with the Securities and Exchange Commission. Since that time we have filed the following with the Securities and Exchange Commission:

           -    Annual Report on Form 10-KSB for the fiscal year ended June 30,
                2000;

           - Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000; and

           -    Current Report on Form 8-K filed on October 27, 2000.

        We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings will be available to the public from the SEC's website at www.sec.gov. We will distribute to our stockholders annual reports containing audited financial statements.


                                  RISK FACTORS

        In addition to other information contained elsewhere in this document, the reader of this registration statement on Form 10-SB should consider carefully the factors set forth below.

RISKS RELATED TO OUR BUSINESS

        WE ARE A START-UP COMPANY, WE HAVE HAD NO OPERATIONS, AND WE EXPECT TO ENCOUNTER RISKS AND DIFFICULTIES FREQUENTLY FACED BY START-UP COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS. Our operations to date have consisted primarily of development of our business plan, and otherwise organizing our operations. An investor in the shares of our



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common stock must consider the risks and difficulties frequently encountered by start-up companies in new and rapidly evolving markets. These challenges include our:

        -       Need to establish our brand name awareness;

        -       Need to attract and retain customers at a reasonable cost;

        -       Need to manage changing and expanding operations;

        -       Need to compete effectively;

        - Need to establish ourselves as an important participant an the evolving market;

        -       Need to hire and retain experienced personnel; and

        - Dependence on new, evolving and unproven software and related technologies.

        We may have limited insight into other trends that may emerge and affect our business, because we are a start-up company and our market is in an early stage of development. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Any failure to do so would seriously harm our business and operating results.

        WE HAVE NOT HAD ANY SALES, WE MAY NEVER ACHIEVE A SIGNIFICANT LEVEL OF SALES AND WE MAY NEVER BECOME PROFITABLE. As a start-up company, our ability to generate sales is uncertain, even if we are successful in our product development. Our profitability will depend on achieving a critical level of sales. Therefore, even if we are able to generate sales, our sales may be insufficient to enable us to achieve profitability.

        AFTER COMPLETION OF THE OFFERING, WE WILL NEED ADDITIONAL CAPITAL TO CONTINUE TO OPERATE AND EXPAND OUR BUSINESS. We have working capital of $284,000 available. This working capital should permit us to continue to operate our business for approximately six months. We expect to conduct a private offering of approximately $30,000,000 after we commence our operations. It is possible that we will not succeed in raising that amount or any additional capital. If we are unable to raise sufficient additional capital, we may be unable to satisfy our continuing working capital requirements from operations or other sources. Our inability to raise additional capital would also inhibit our ability to achieve of our business plan.

        WE ARE DEPENDENT ON DSI DATOTECH SYSTEMS INC. We are dependent upon the efforts and abilities of DSI Datotech Systems Inc.'s technical groups to succeed in the gesture recognition technologies banking and financial transactions markets. We cannot assure you that we can be successful in operating in this business without the full co-operation of DSI Datotech Systems Inc.



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


        WE WILL NEED TO MANAGE CHANGING AND EXPANDING OPERATIONS. Our business plan anticipates that we will expand our operations. This anticipated growth to future operations will place a significant strain on our management systems and resources. Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties. We cannot be certain that our planned personnel, systems, procedures and controls will be adequate to support our future operations and technical requirements, that management will be able to hire, train, retain, motivate and manage required personnel, or that our management will be able to successfully identify, manage and exploit existing and potential market opportunities.

        OUR MARKET IS UNPREDICTABLE AND MAY NOT BE ACCEPTED BY CUSTOMERS AND THE PUBLIC. Our success will depend on the growth of the gesture recognition technologies banking and financial transactions markets. Without the acceptance of the public and vendors, we may be unable to achieve and sustain profitability. The gesture recognition technologies banking and financial transactions market is a new and rapidly evolving market whose demand and market acceptance has yet come to full fruition. Biometric products have not gained widespread commercial acceptance. Our business will most likely not grow unless the market for biometric products expands both domestically and internationally.

        OUR SUCCESS IS DEPENDENT ON ATTRACTION AND RETAINING KEY PERSONNEL. Our success depends on our executive officers and their staying with us or, in the event they do not, retaining replacement personnel with the commensurate experience and acumen. The loss of services of our executive officers could adversely affect us. In addition, as we grow, it will need to attract additional key personnel to sustain growth. We cannot assure you that we will be able to attract sufficiently qualified personnel to fulfill our plan of operation. Our inability to attract qualified personnel could adversely affect us.

        OUR MARKET IS HIGHLY COMPETITIVE. We compete in a market that is highly competitive and expect competition to intensify in the future. We currently or potentially compete with a variety of companies. Our competitors have significantly greater financial, technical, marketing and other resources than ours. All of these companies have existed for a longer period, have greater financial resources, have established marketing relationships with leading strategic partners and have secured greater presence in distribution channels. Some of these companies may also commence or expand their presence in the gesture recognition technologies banking and financial transactions markets.

        We also believe we may face a significant competitive challenge from our competitors forming alliances with each other. The combined resources of these partnerships could pose a significant competitive challenge to us.



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        Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

        In addition, the biometrics market is in its very early stages and growing rapidly. We cannot assure you that new competitors will not enter the market or that such new competitors will not have superior technology to ours. Our product also competes with non-biometric technologies such as traditional key, card, surveillance systems and passwords.

        PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED AND UNCERTAIN. We may rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary.

        Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications in the United States that claim patents, trademarks, trade secrets and copyrights that we use or have registered, we may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the patents, trademarks, trade secrets and copyrights, which could result in substantial costs to us. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, we may in the future sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

        WE MAY BE FOUND TO INFRINGE PROPRIETARY RIGHTS OF OTHERS. Third parties may claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all.

        OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO REMAIN COMPETITIVE. The gesture recognition technologies banking and financial transactions market is a highly technical field with numerous and frequent changes taking place at a rapid pace. We are attempting to keep in step with such changes. However, our business may be adversely affected by our competitors' development of enhanced or improved technology. We may lack sufficient financial resources to undertake the revamping of our existing technology and equipment to stay in competition with others.

        OUR PRODUCTS MAY NOT BE ACCEPTED BY THE PUBLIC BECAUSE OF CONCERN FOR PRIVACY. Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds. Legislation has been proposed to regulate the use of biometric security products. In the event that legislation is passed prohibiting or restricting certain uses of biometrics, such legislation could have a material adverse effect on our business.

        OUR REVENUES AND OPERATION RESULTS MAY VARY DUE TO THE TIMING OF ORDERS FOR OUR PRODUCTS. Our revenues and operating results will likely vary significantly from quarter to quarter. Most of our revenues will most likely be derived from a relatively small number of large orders. Accordingly, revenues in a particular quarter will depend on the timing and size of major orders.

        OUR LENGTHY SALES CYCLE COULD HAVE A SIGNIFICANT EFFECT ON OUR REVENUES AND OPERATION RESULTS. Products in the biometric industry often have a lengthy sales cycle while potential customers evaluate and receive approvals for purchase. We could suffer a severe negative impact if we fail to receive an order for a product after expending significant funds and effort in an attempt to secure an order. If we fail to ship one or more large orders as forecasted for a fiscal quarter, our total revenues and operating results for that quarter could be materially and adversely affected.

        OUR GROWTH WILL BE DEPENDENT ON OUR ABILITY TO MAKE INTERNATIONAL SALES. There are certain risks inherent in international commerce including:

                -       regional economic conditions;

                -       export restrictions;

                - fluctuations in foreign currencies and the United States dollar;

                - loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

                -       the overlap of different tax structures;

                -       seasonal reductions in business activity;

                -       risks of increases in taxes and other government fees;

                - involuntary renegotiation of contracts with foreign governments.

        OUR PRODUCTS MAY FAIL TO MEET CUSTOMERS PERFORMANCE CRITERIA. Our products are complex and may contain undetected or unresolved defects when sold or may not meet customer's performance criteria. Performance failure may cause:

                -       loss of market share;

                -       delay in or loss of market acceptance;

                -       additional warranty expense; or

                -       product recall.

The negative effects of any failure could result in a material adverse effect on our business.

        WE MAY NOT HAVE THE RESOURCES TO SATISFY FUTURE TECHNOLOGY REQUIREMENTS IMPOSED BY REGULATORY AGENCIES, CAUSING OUR SALES VOLUME TO DETERIORATE AND A DECREASE IN OUR STOCK PRICE. Our continued participation in the gesture recognition technologies banking and financial transactions market may require the investment of substantial resources in upgrading our products and technology to enable us to compete and to satisfy evolving regulatory and statutory standards. We cannot assure you that such resources will be available to us or that the pace of product and technology development established by management will be appropriate to the competitive requirements of the marketplace. In the event that we are unable to meet or exceed new or additional regulatory and statutory standards, our product sales and financial resources may deteriorate.

RISKS ASSOCIATED WITH OUR SECURITIES

        WE DO NOT INTEND TO PAY DIVIDENDS TO OUR STOCKHOLDERS. We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

        INVESTORS MAY NOT FREELY TRANSFER THEIR SHARES OF OUR COMMON STOCK. Our shares of common stock have not been registered under the Securities Act or the securities laws of the various states, and an investor's shares of common stock may not be resold unless the sale is made under an effective registration statement under the Securities Act and such state laws or exemptions from registration requirements are available. As a result, an investor must bear the economic risk of an investment in us indefinitely.

Item 2.         Management's Discussion and Analysis or Plan of Operation.

        The following discussion and analysis of financial conditions, results of operation and plan of operation should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-SB.

        Our wholly-owned subsidiary, Biometrics Security, has an option to license the gesture recognition technology from DSI, which will form the core products of our business. Our plan is to develop this technology into revenue and profit producing operations.

        Pursuant to the option agreement, Biometrics Security purchased from DSI all of DSI's existing proprietary property, which is all intellectual property rights in the gesture recognition technology for the banking, financial and transactions markets, including without limitation:

        - any and all patent applications filed worldwide based upon the technology, including any and all continuations, divisions and continuations-in-part thereof, and all patents, inventor's certificates, utility models and the like issuing there from worldwide, including any and all re-examinations, reissues, renewals and extensions thereof;

        - any copyrightable or copyrighted works based upon the technology, including computer software and computer programs;

        - any confidential or proprietary know-how and information regarding the technology;

        - any trademarks and trade names associated with the technology, whether or not registered; and

        - and all fixed representations, hardware, hard copies, computer-readable media and other tangible implementation of the technology, patent rights, copyrights, trademarks and trade secret rights, including patent rights in the technology that are pending as of today;

for $320,000. Thereafter, Biometrics Security will pay DSI $3,000,000 by July 22, 2001 to develop its gesture recognition technology.

        Within 12 months after the payment of the $3,000,000 to DSI, DSI has agreed to fully develop its gesture recognition technology for the banking, financial and transaction markets. Biometrics Security will have three months from the date DSI's gesture recognition technology is fully developed to exercise the option to enter into an exclusive license in DSI's gesture recognition technology for $8,000,000, less the amounts previously paid by Biometrics Security to DSI. DSI will also get 20% of the common stock Biometrics Security upon exercise of the option.

        The option agreement terminates on the occurrence of any of the following:

        -       Biometrics Security or DSI becomes bankrupt;

        -       Biometrics Security does not pay $3,000,000 to DSI by July 22,
                2001; or

        -       Biometrics Security does not exercise the option.

        We are a development stage company and have not, to date, generated any revenues nor does our plan contemplate such revenues during the next twelve months. Accordingly, we have since inception funded our operations and capital expenditures primarily through private placements of debt and equity securities. See "Recent Sales of Unregistered Securities". We are required to seek additional financing on an ongoing basis to execute our business plan. We cannot assure you that such financing will continue to be available at all, or on terms acceptable to us. Our products are in the early stage of development. Other factors which will affect our ultimate commercial success include the competitive environment, the impact of technological change, dependence on key personnel and reliance on third party relationships.

        Our ability to generate revenues and positive cash flow will depend on several factors, including the nature and speed of the development process, advancement of site testing and public and commercial approval of our products.

Item 3.         Description of Property.

        Our principal executive offices are located in Vancouver, Canada.

        We lease approximately 400 square feet of space for our executive offices at 214-118 Homer Street, Vancouver, British Columbia, Canada. The lease is for a term expiring September 30, 2002, at a rent of $1,498 per month.

Item 4.         Security Ownership of Certain Beneficial Owners and Management.

        The following table sets forth as of November 15, 2000 the beneficial ownership of our common stock, our only class of voting securities, by (i) each person who is known to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors and each of our three highest paid executive officers and (iii) all our officers and directors as a group. Unless otherwise indicated, the persons listed in the table have sole voting power over the shares of common stock.

                                                     Amount and Nature of                        Percent of
Name and Address of Beneficial Owner                 Beneficial Ownership(1)                     Class(1)
------------------------------------                 -----------------------                     --------
George Gould                                                     125,000(2)                             *%
2970 Venables Street
Vancouver, BC Canada

W. David Angus                                                    62,500(3)                             *%
1155 Rene-Levesque Boulevard
Montreal, PQ Canada

Kenneth Barr                                                     125,000(2)                             *%
1668 Valley Ridge Crescent
Pickering, ON Canada

Allan Gibbins                                                     62,500(3)                             *%
212 Westridge Drive
Kleinburg, ON Canada

Stephen J. Henry                                                 125,000(2)                             *%
7924 Limewood Place
Vancouver, BC Canada

Robert Egery                                                      62,500(3)                             *%
480 Elizabeth
Beaconsfield, PQ Canada

Gesture Recognition Technologies                              37,500,000(4)                          73.9%
International Limited
c/o CIBC Trust and Merchant
Bank (Barbados) Limited
Bank Warrens Street
Michaels Bar
Barbados

All Officers and Directors
  As a Group (6 persons)                                         562,500(5)                             *%

----------------
* Indicates less than 1%

        (1) Based on 50,757,675 shares outstanding as of November 15, 2000. Includes all shares currently outstanding and, as to each person named, those which are not outstanding but which such person has the right to acquire within 60 days.

        (2) Includes options to purchase 125,000 shares of our common stock which are currently exercisable. Does not include options to purchase 125,000 shares of our common stock which are not currently exercisable.

        (3) Includes options to purchase 62,500 shares of our common stock which are currently exercisable. Does not include options to purchase 187,500 shares of our common stock which are not currently exercisable.

        (4) Gotham Trust is the sole shareholder of Gesture Recognition Technologies International Limited. Jason Taylor and Candice Taylor are the trustees of Gotham Trust.

        (5) Includes options to purchase an aggregate of 562,500 shares of our common stock and does not include options to purchase an aggregate of 937,500 shares of our common stock referred to in notes (2) and (3) above.

Item 5.         Directors, Executive Officers, Promoters and Control Persons

        Our current executive officers, directors and significant employees are as follows:

Name                                Age         Position Or Area of Expertise
----                                ---         -----------------------------
George Gould                        62          President and Director

Stephen J. Henry                    62          Corporate Secretary

W. David Angus                      53          Director

Kenneth Barr                        53          Director

Allan Gibbins                       53          Director

Robert Egery                        48          Director

        Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected and qualified. All officers serve at the discretion of the Board of Directors.

        The following sets forth with respect to each of our directors and executives such persons business experience during at least the past five years:

George Gould, President and Director.

        Mr. Gould began his career in the Financial Services Industry in 1961. In March 1973 he entered the banking business with the Canadian unit of HSBC and held several senior management positions there until July 2000. Mr. Gould has been the President of GT Financing and Insurance Specialists Ltd. Since August 2000.

Stephen J. Henry, Corporate Secretary

        Mr. Henry has served as President and Director of SJ Henry Holdings, Ltd., since March 1994. He graduated from the University of British Columbia with a B.Sc. in Pharmacy in 1961. Mr. Henry was a Commissioned Officer in the Royal Canadian Armored Corps. and has been extensively involved in a number of successful entrepreneurial enterprises.

W. David Angus, Director

        The Honourable W. David Angus, Q.C. has practiced law with the law firm of Stikeman Elliott since February 1963. He was appointed Queens Counsel in December 1984. He is a senior partner and head of the Shipping and Insurance Department in the Montreal office.

        Senator Angus was summoned to the Senate of Canada in 1993. Senator Angus is a member of the Standing Senate Committee on "Banking, Trade and Commerce" and a member of the Standing Senate Committee on "Transport and Communications."

        Senator Angus is a Member of the Montreal, Quebec and Canadian Bar Associations. He is Honourary Life Member of the Canadian Maritime Law Association, of which he was the President from 1989 to 1992. Senator Angus also serves as a Governor of the International Maritime Law Institute, Malta. He is an Associate Member and Past Chairman of the Association of Average Adjusters of Canada. He is also an Associate Member of the U.K., and U.S. Associations of Average Adjusters and of the Canadian Board of Marine Underwriters.

        Senator Angus serves on the Board of Directors of Air Canada, AON Reed Stenhouse Inc, Eastern Canada Towing Limited, Eastern Canadian Tug Owners Association, Madeg Holdings Inc, Nymox Pharmaceutical Corporation (non-executive Chairman) Systech Retail Systems Inc, AutoSkill International Inc. and 3DVisit.com Inc. (non-executive Chairman).

Kenneth Barr, Director

        In May 1999, Mr. Barr was appointed President and CEO of Combined Telecom Inc. (CTI). CTI is a Canadian facilities-based, national competitive local exchange carrier offering local network access, Internet and data networking, enhanced messaging, wireless services and fully managed scalable telecom solutions. CTI is a wholly owned subsidiary of Tricaster Capital Corporation, a North American merchant bank specializing in telecommunications and e-business opportunities. Mr. Barr served as President - Business Communications Systems for Lucent Technologies, Canada from March 1993 until April 1999. During this same period, he was Executive Vice President and Chief Operating Officer of the Canadian holding company for Lucent Technologies (Canada) which has over 800 employees and several hundred million in annual revenues. In previous positions, Mr. Barr has directed organizations of up to 300 people and spearheaded numerous domestic and international sales and marketing efforts, major seminars and world symposiums. Mr. Barr has also held positions with Canadian high-technology firms such as Vice President of T.T.S. and Nortel's Director of Marketing. Mr. Barr brings to our Board of Directors more than 30 years of business judgment in successfully bringing new high-technology products to market.

Allan Gibbins, Director

        Mr. Gibbins was interim Vice President, General Manager beginning in June 1992 and was appointed President and Chief Executive Officer of Hubbell Canada Inc., a subsidiary of Hubbell Incorporated (HUB-A, HUB-B: NYSE), in September 1993. Sales of Hubbell Canada exceed $100 million annually. He is the Chairman of the Electrical, Electronic Manufacturers Association of Canada (EEMAC). From September 1988 to May 1992, Mr. Gibbins was Vice President and General Manager of Nutone Electrical Inc. Prior to that he held senior management positions with duPont Canada Inc. for 16 years. After his education at Concordia University in Montreal, Canada (B.Sc. Chemistry with Honours), Mr. Gibbins has had many years of experience in sales and marketing in such diverse industries as electrical, electronic, plastics, textile fibers, paint and chemicals. He has outstanding skills in merger and acquisition negotiation, financial control systems, restructuring, training and team building.

Robert Egery, Director

        Mr. Egery has served as President and Chief Executive Officer of DSI Datotech Systems, Inc. since December 2000. From August 1998 to December 2000, Mr. Egery was Vive President of Bombardier Aerospace. Prior to that, he was Vice President of Business Development for Lockheed Martin from August 1994 to August 1998 and Vice President of Marketing and Contracts for Honeywell/Allied Signal. Mr. Egery brings a strong track record and over 20 years of experience in the high technology sector to us.

        A native of Montreal, Mr. Egery (B.Comm. B.Eng.) has particular experience in managing enterprises through their growth phase in international high-tech environments.

Item 6.         Executive Compensation

        To date, no compensation has been awarded to, earned by or paid to any of our executive officers exceeding $100,000.

Compensation of Directors; Employment Contracts

        Our directors are not compensated for their service on the Board of Directors. In addition, we have no employment contracts with any of our executive officers.

Stock Options

        No stock options have been granted to our officers, directors, employees and consultants during the fiscal year ended June 30, 2000.

        2000 Stock Option Plan. Our 2000 Stock Option Plan was adopted by the Board of Directors of the Company in August, 2000. A total of 5,100,000 shares of our common stock has been reserved for issuance under the Plan. The Plan provides for grants to directors, officers and employees of stock options which are intended to qualify as either "Incentive Stock Options" or "Non-qualified Stock Options" within the meaning of Section 422 of the Internal Revenue Code, as amended. The Plan is administered by the Board of Directors or by a committee appointed by the Board. The administrator determines the terms of options and stock purchase rights granted, including the exercise price and the number of shares subject to the option or stock purchase right. The exercise price of incentive stock options granted under the Plan is $1.00 per share. The maximum term of options granted under the Plan is five years. As of the date of this registration statement, there were 2,200,000 outstanding options to purchase shares of our common stock under the Plan.

Item 7.         Certain Relationships and Related Transactions

        Gotham Trust is the sole shareholder of Gesture Recognition Technologies International Limited. Jason Taylor and Candice Taylor are the trustees of Gotham Trust. Gesture Recognition Technologies International Limited initially owned the option agreement to enter into the license agreement with DSI Datatech Systems, Inc. Pursuant to a letter of intent dated August 1, 2000, Gesture Recognition Technologies International Limited assigned the license agreement to Biometrics Security, Inc. in exchange for 37,500,000 shares of our common stock.

Item 8.         Description of Securities

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of November 15, 2000, there were 50,757,675 shares of our common stock outstanding and 111 holders of record.

        Our articles of incorporation also authorize us to issue preferred stock in one or more series and in such amounts as may be determined by our board of directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions, if any, of our preferred stock may be determined by our board of directors. As of November 15, 2000, no series of preferred stock has been created.

        Each of the shares of our common stock has equal dividend, liquidation and voting rights. Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Holders of our common stock are entitled to receive dividends when, and if, declared by our Board of Directors from funds legally available therefore. The shares of our common stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe for additional shares.

                                     PART II

Item 1. Market Price of And Dividends on The Registrant's Common Equity And Other Shareholder Matters.

Market Information

        Our common stock is quoted on the National Quotation Bureau "Pink Sheets" under the symbol "SBTI". The following table presents the high and low closing bid quotations for our common stock as reported by the National Quotation Bureau for each quarter beginning July 27, 2000 when the stock was first quoted. Such prices reflect inter-dealer quotations without adjustments for retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

                                                          CLOSING BID
                                              -------------------------------------

PERIOD                                         LOW                          HIGH
------                                         ---                          ----
July 27, 2000 - September 29, 2000            $4.00                        $ 14.00
October 1, 2000 - December 15, 2000           $5.00                        $  6.25


        We have approximately 111 record holders of our common stock.

Dividends

        We have never declared or paid any cash dividends. It is our present policy to retain earnings to finance the growth and development of the business and, therefore, we do does not anticipate paying dividends on its common stock in the foreseeable future.

Item 2.         Litigation

        We nor any of our subsidiaries is a party to any material legal proceeding, nor, to our knowledge, is any litigation threatened against us or our subsidiaries.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

        None

Item 4.         Recent Sales of Unregistered Securities.

        The following sets forth certain information regarding sales of, and other transactions with respect to, our securities issued during the past three years (or since inception), which sales and other transactions were not registered pursuant to the Securities Act of 1933, as amended. Unless otherwise indicated, no underwriters were used in such transactions.

        1) On March 22, 1999, we sold 2,000,000 shares of our common stock at $.005 per share to non-United States persons. These shares were privately offered and issued in an offering exempted from registration under Regulation D, Rule 504 of the Securities Act for a total net proceeds of $10,000.

        2) On May 26, 1999, we sold 855,000 shares of our common stock at $.03 per share to our directors. We received a total net proceeds of $26,650.

        3) On June 6, 1999, we issued 70,000 shares of our common stock to Curtis L. Mears. These shares were issued for consulting services rendered to us. These shares were privately offered and issued in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for a total net proceeds of $3,500.

        4) On September 30, 1999, we sold 200,000 shares of our common stock at $.05 per share to non-United States persons. These shares were privately offered and issued in an offering exempted from registration under Regulation D, Rule 504 of the Securities Act for a total net proceeds of $10,000.

        With respect to the sales made in reliance on the exemption afforded by
Section 4(2) of the Securities Act, (i) no advertising or general solicitation was employed in offering the securities, (ii) the securities were offered to a limited number of individuals and the transfer thereof was appropriately restricted by us, (iii) all purchasers were sophisticated investors who were capable of evaluating the merits and risks of the investment and had access to the type of information that would be included in a registration statement with respect to the securities and (iv) each purchaser represented that the securities were acquired for investment and not with a view to re-sale in contravention of the registration provisions of the Securities Act of 1933.

Item 5.         Indemnification of Directors and Officers.

        The following statutes and by-law provisions are the only statutes, charter provisions, by-laws, contracts or other arrangements known to the registrant that insure or indemnify a controlling person, director or officer of the registrant in any manner against liability which he or she may incur in his or her capacity as such.

        Article TWELFTH of our Articles of Incorporation provide that:

        No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(H) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

        Article V of our By-laws provide that:

        The corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of shareholders or otherwise.

        Section 78.751 of the Nevada General Corporation Law, provides that:

        1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

        4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                (a)     By the stockholders;

                (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

        5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

        6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 of the GCL provides that:

        1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

        2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

                (a)     The creation of a trust fund.

                (b)     The establishment of a program of self-insurance.

                (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

                (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection nay provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

        3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

        4.      In the absence of fraud:

                (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                (b)     The insurance or other financial arrangement:

                        (1)     Is not void or voidable; and

                        (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

        5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of the The Nevada Revised Statutes.

                                    PART F/S

Financial Statements

List of Financial Statements

Audited Financial Statements (Security Biometrics Inc.) for the fiscal years ended June 30, 2000 and 1999

        Report of Independent Certified Public Accountants
        Balance Sheets
        Statements of Loss
        Statements of Stockholders' Equity
        Statements of Cash Flows
        Notes to Audited Financial Statements

Audited Financial Statements (Biometrics Security Inc) for the period of inception through to and including September 30, 2000

        Independent Auditor's Report
        Balance Sheet as of September 30, 2000
        Statement of Deficit
        Statement of Operations
        Cash Flow Statement
        Notes to Audited Financial Statements

Consolidated Financial Statements for the Three Month Period Ended September 20, 2000 (unaudited)

        Balance Sheets
        Statements of Operations
        Statements of Cash Flows
        Notes to Unaudited Financial Statements

                                    PART III

Item 1. Index to Exhibits.

                The Exhibit Index specifying the sequential page number of each Exhibit filed herewith appears immediately after the financial statements.

Item 2. Description of Exhibits.

        2.1 Certificate of Amendment to Articles of Incorporation of Registrant. Incorporated by reference to Exhibit 2.1 from the Registrant's Registration Statement on Form 10-SB (File No. 0-23859) filed on May 26, 2000.

        2.2 Articles of Incorporation of Registrant. Incorporated by reference to Exhibit 2.2 from the Registrant's Registration Statement on Form 10-SB filed on May 26, 2000.

        2.3 Certificate of Amendment to the Articles of Incorporation of Registrant.

        2.4     By-Laws of the Registrant. Incorporated by reference to Exhibit
                2.2 from the Registrant's Registration Statement on Form 10-SB filed on May 26, 2000.

        10.1 Stock Exchange Agreement between the shareholders of Biometrics Security Inc. and the shareholders of the Registrant dated July 21, 2000. Incorporated by reference to Exhibit 6.1 from the Registrant's Registration Statement on Form 10-SB filed on May 26, 2000.

        10.2 Consulting Agreement between the Registrant and LK&Z Advisory International, Inc. Incorporated by reference to Exhibit 6.2 from the Registrant's Registration Statement on Form 10-SB filed on May 26, 2000.

        10.3 Exclusive License and Option Agreement between Biometrics Security Inc. and DSI Datatech Systems, Inc. Incorporated by reference to Exhibit 6.3 from the Registrant's Registration Statement on Form 10-SB filed on May 26, 2000.

        10.4 Consulting contract between the Registrant and Curtis L. Mearns. Incorporated by reference to Exhibit 6.1 of the Registrant's Registration Statement on Form 10-SB filed on May 26, 2000.

        21      Biometrics Security, Inc.

        27      Financial Data Schedule

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              By:   /s/  George Gould
                                                 -----------------------------
                                                  Name:  George Gould
                                                  Title: President

Date:  December 27, 2000

                         INDEX TO FINANCIAL STATEMENTS

         CONSOLIDATED FINANCIAL STATEMENTS OF SECURITY BIOMETRICS, INC.

Audited Financial Statements (Security Biometrics Inc.) for the fiscal year ended June 30, 2000 and 1999

        Report of Independent Certified Public Accountants......................................................F-2

        Balance Sheets..........................................................................................F-3

        Statements of Loss......................................................................................F-4

        Statements of Stockholders' Equity......................................................................F-5

        Statements of Cash Flows................................................................................F-6

        Notes to Audited Financial Statements...................................................................F-7


Audited Financial Statements (Biometrics Security Inc.) for the period of inception through to and including
September 30, 2000

        Independent Auditor's Report............................................................................F-13

        Balance Sheet as of September 30, 2000..................................................................F-14

        Statement of Deficit....................................................................................F-15

        Statement of Operations.................................................................................F-16

        Cash Flow Statement.....................................................................................F-17

        Notes to Audited Financial Statements...................................................................F-18



Consolidated Financial Statements for the Three Month Period Ended September 30, 2000 (unaudited)

        Balance Sheets..........................................................................................F-25

        Statements of Loss......................................................................................F-26

        Statements of Cash Flows................................................................................F-27

        Notes to Unaudited Financial Statements.................................................................F-28

                     [BATEMAN & CO., INC., P.C. LETTERHEAD]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Security Biometrics, Inc.
(Formerly Great Bear Investments, Inc.)

We have audited the accompanying balance sheets of Security Biometrics, Inc. (formerly Great Bear Investments, Inc.) (a development stage enterprise) as of June 30, 2000 and 1999, and the related statements of loss, stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Biometrics, Inc. (formerly Great Bear Investments, Inc.) (a development stage enterprise) as of June 30, 2000 and 1999, and the results of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                   /s/ BATEMAN & CO., INC., P.C.

                                                   BATEMAN & CO., INC., P.C.

Houston, Texas
October 10, 2000

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                                  BALANCE SHEETS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                         2000             1999
                                                    ---------         --------
ASSETS
  Current assets:
   Cash                                              $  2,262          $ 25,650
   Prepaid expenses                                       -               2,954
                                                     ---------         --------
    Total current assets                                2,262            28,604
                                                     ---------         --------
    Total assets                                     $  2,262          $ 28,604
                                                     =========         ========

LIABILITIES
  Current liabilities
   Accounts payable and accrued expenses             $  4,126          $   -
   Accounts payable, related party                     10,548
                                                     ---------         --------
    Total current liabilities                          14,674              -
                                                     =========         ========

  Commitments and contingencies                           -                -

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value,
   100,000,000 shares authorized,
   3,125,000 and 2,925,000 shares
   issued and outstanding                               3,125             2,925
  Capital in excess of par value                       46,025            36,225
  Deficit accumulated during the
   development stage                                  (61,562)          (10,546)
                                                     ---------         --------
    Total stockholders' equity                        (12,412)           28,604
                                                     ---------         --------
    Total liabilities and stockholders'
     equity                                          $  2,262          $ 28,604
                                                     =========         ========







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                        STATEMENTS OF LOSS FOR THE PERIODS ENDED
                                                          JUNE 30, 2000 AND 1999
------------------------------------------------------------------------------

                                       INCEPTION,                   INCEPTION,
                                   MARCH 12, 1999               MARCH 12, 1999
                                          THROUGH   YEAR ENDED         THROUGH
                                          JUNE 30,     JUNE 30,        JUNE 30,
                                              2000         2000           1999
                                   ---------------  ------------ --------------

Revenues                             $        -      $     -       $      -
                                    --------------   -----------   ------------

General and administrative
  expenses                                 61,562        51,016        10,546
                                    --------------   -----------   ------------
    Total operating expenses               61,562        51,016        10,546
                                    --------------   -----------   ------------
    (Loss) before taxes                   (61,562)      (51,016)      (10,546)
                                    --------------   -----------   ------------

Provision (credit) for taxes on
  income:
  Current                                     -             -               -
  Deferred                                    -             -               -
                                    --------------   -----------   ------------
    Total provision (credit) for
      taxes on income                         -             -               -
                                    --------------   -----------   ------------
    Net (loss)                        $   (61,562)   $  (51,016)   $  (10,546)
                                    ==============   ===========   ============

Basic earnings (loss) per
  common share                                       $    (0.02)   $    (0.01)
                                                     ===========   ============
Weighted average number of
  shares outstanding                                  3,075,273     1,923,740
                                                     ===========   ============







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                DEFICIT
                                                              ACCUMULATED
                                                  CAPITAL IN   DURING THE
                                  COMMON STOCK    EXCESS OF   DEVELOPMENT
                                 SHARES   AMOUNT  PAR VALUE      STAGE      TOTAL
                               ---------  ------  ----------  -----------  --------
Inception, March 12, 1999            -    $  -     $   -      $     -      $    -
Stock issued for cash          2,855,000   2,855    32,795          -        35,650
Stock issued for services         70,000      70     3,430          -         3,500
Development stage net (loss)         -       -         -        (10,546)    (10,546)
                               ---------  ------  ----------  -----------  --------
BALANCES, JUNE 30, 1999        2,925,000  $2,925   $36,225    $ (10,546)   $ 28,604
                               ---------  ------  ----------  -----------  --------
Stock issued for cash            200,000  $  200   $ 9,800    $     -      $ 10,000
Development stage net (loss)         -       -         -        (51,016)    (51,016)
                               ---------  ------  ----------  -----------  --------
BALANCES, JUNE 30, 2000        3,125,000   3,125    46,025      (61,562)    (12,412)
                               =========  ======  ==========  ===========  ========






THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                  STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                             INCEPTION,                        INCEPTION,
                                                                         MARCH 12, 1999                    MARCH 12, 1999
                                                                                THROUGH      YEAR ENDED           THROUGH
                                                                               JUNE 30,        JUNE 30,          JUNE 30,
                                                                                   2000            2000              1999
                                                                         --------------     -----------    --------------
Cash flows from operating activities:
 Net (loss)                                                              $      (61,562)    $   (51,016)   $      (10,546)

Adjustments to reconcile net (loss) to cash
 provided (used) by developmental stage activities:
  Stock issued for services                                                       3,500             -               3,500
  Decrease (increase) in prepaid expenses                                           -             2,954            (2,954)
  (Decrease) increase in accounts payable and accrued liabilities                 4,126           4,126               -
  (Decrease) increase in accounts payable, related party                         10,548          10,548               -
                                                                         --------------     -----------    --------------
    Net cash provided (used) by operating
     activities                                                                 (43,388)        (33,388)          (10,000)
                                                                         --------------     -----------    --------------
Cash flows from investing activities:                                               -               -                 -
                                                                         --------------     -----------    --------------
Cash flows from financing activities:
 Proceeds from sale of common stock                                              45,650          10,000            35,650
                                                                         --------------     -----------    --------------
   Net cash provided (used) by financing activities                              45,650          10,000            35,650
                                                                         --------------     -----------    --------------

   Net increase (decrease) in cash and equivalents                                2,262         (23,388)           25,650

Cash and equivalents, beginning of period                                           -            25,650               -
                                                                         --------------     -----------    --------------
Cash and equivalents, end of period                                      $        2,262     $     2,262    $       25,650
                                                                         ==============     ===========    ==============

Supplemental cash flow disclosures:
 Cash paid for interest                                                  $          -       $       -      $          -
 Cash paid for income taxes                                                         -               -                 -
 Non-cash financing and investing activities:
  Stock issued for services                                                       3,500             -               3,500

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                      SECURITY BIOMETRICS, INC.
                                        (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                               (A DEVELOPMENT STAGE ENTERPRISE)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                         JUNE 30, 2000 AND 1999
-------------------------------------------------------------------------------

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Following is a summary of the Company's organization and significant accounting policies:

       ORGANIZATION AND NATURE OF BUSINESS -- Security Biometrics, Inc. (the Company) is a Nevada corporation, incorporated on March 12, 1999 as Great Bear Resources, Inc.; it changed its name to Great Bear Investments,
       Inc. on May 12, 1999, and then subsequently changed its name to Security Biometrics, Inc. on August 11, 2000 (see "Subsequent events"). The Company is based in Vancouver, British Columbia, Canada, and has adopted a fiscal year end of June 30.

       During the year ended June 30, 2000, it was the Company's intent to be an internet-based entertainment company that provides a virtual casino entertainment complex, known as CasinoInterPlex, as a central meeting place for Web Gamblers. This planned complex is an interchange environment that allows Web Gamblers to visit other CasinoInterPlex sites. It also will provide e-commerce related solutions to collect and distribute earnings on behalf of all participants of the CasinoInterPlex revenue sharing program. Although its business activities have not yet commenced, the CasinoInterPlex business revenue is expected to be derived from license fees, earnings participation and the CasinoInterPlex owned and operated web sites. The company has obtained a registered web site name and is in the process of obtaining a casino license.

       Subsequent to June 30, 2000, the Company acquired all of the outstanding stock of Biometrics Security, Inc. (see "Subsequent events"). Biometrics Security, Inc. intends to develop, market under license, and distribute dynamic biometric technologies specific to the security applications of banking and financial transactions. These include but are not limited to dynamic gesture recognition technology (GRT), and dynamic signature verification (DSV). It is intended that these systems will use sophisticated software algorithms and be performed on proprietary touchpads.

       To date, the Company's activities have been limited to its formation and the raising of equity capital. Biometrics Security, Inc. is also a development stage company. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.

       BASIS OF PRESENTATION -- The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

       USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the Company.
                                             F-7

                                                      SECURITY BIOMETRICS, INC.
                                        (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                               (A DEVELOPMENT STAGE ENTERPRISE)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                         JUNE 30, 2000 AND 1999
-------------------------------------------------------------------------------


       CASH AND CASH EQUIVALENTS -- For purposes of the statement of cash flows, the Company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

       FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS -- The Company has adopted Statement of Financial Accounting Standards number 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

       FEDERAL INCOME TAXES -- Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

       NET INCOME PER SHARE OF COMMON STOCK -- The Company has adopted FASB Statement Number 128, Earnings per Share, which became effective for periods ending after December 15, 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company did not have a complex capital structure requiring the computation of diluted earnings per share.

NOTE 2 -- CAPITAL STOCK:

Since its inception, the Company has issued shares of its common stock as follows:

                                                      PRICE PER
DATE         DESCRIPTION                   SHARES         SHARE      AMOUNT
---------------------------------------------------------------------------
03/31/99     Shares issued for cash     2,000,000        $0.005     $10,000
05/26/99     Shares issued for cash       855,000         0.030      25,650

                                                      SECURITY BIOMETRICS, INC.
                                        (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                               (A DEVELOPMENT STAGE ENTERPRISE)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                         JUNE 30, 2000 AND 1999
-------------------------------------------------------------------------------

06/07/99    Shares issued for services            70,000      0.050       3,500
                                               ---------               --------
06/30/99      Cumulative total                 2,925,000                $39,150

09/30/99    Shares issued for cash               200,000      0.050      10,000
                                               ---------               --------
06/30/00      Cumulative total                 3,125,000                $49,150
                                               =========               ========

The Company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. At June 30, 2000, no preferred stock series had been created.

NOTE 3 - FEDERAL INCOME TAX:

The Company follows Statement of Financial Accounting Standards Number 109 (SFAS 109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

                                                           2000        1999
                                                       ------------------------
     Refundable Federal income tax attributable to:
       Current operations                               $17,400      $3,500
       Less, Limitation due to absence of prior
         year taxable income                            (17,400)     (3,500)
                                                       ------------------------
         Net refundable amount                               --          --
                                                       ========================

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of June 30, 2000 and 1999, are as follows:

                                                           2000        1999
                                                       ------------------------
     Deferred tax asset attributable to:
       Net operating loss carryover                     $20,900      $3,500
       Less, Valuation allowance                        (20,900)     (3,500)
                                                       ------------------------
         Net deferred tax asset                              --          --
                                                       ========================

At June 30, 2000, the Company had unused net operating loss carryovers which may be used to offset future taxable income and which expire as follows:


      EXPIRES JUNE 30,                                                  AMOUNT
     ---------------------------------------                      -------------
        2014                                                           $10,546

                                                      SECURITY BIOMETRICS, INC.
                                        (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                               (A DEVELOPMENT STAGE ENTERPRISE)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                         JUNE 30, 2000 AND 1999
-------------------------------------------------------------------------------

      2015                                                             51,016
                                                                   -----------
        Total net operating loss carryover                            $61,562
                                                                   ===========

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company paid $31,358 during the year ended June 30, 2000 and $7,046 during the period ended June 30, 1999, in professional fees to an officer for legal services. Prepaid expenses include $-0- and $2,954, paid to the same officer of the company for legal services in the periods ended June 30, 2000 and 1999, respectively.

Additionally, the company paid a relative of an officer and director of the company $500 in 2000, for accounting services provided to the Company.

NOTE 5 - UNCERTAINTY, GOING CONCERN:

At June 30, 2000, the Company is not currently engaged in a business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (see Note 1 above) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the Company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6 - COMMITMENTS:

The Company's principal place of business and corporate offices occupy approximately 400 square feet of shared office space with several other businesses. The company leases this space at $150 per month on a month to month lease. The Company incurred rent expense of $2,100 during the year ended June 30, 2000.

NOTE 7 - SUBSEQUENT EVENTS:

On August 11, 2000, the Company changed its name to Security Biometrics, Inc., and was issued a new stock trading symbol, "SBTL"

On July 21, 2000, the Company effected a 1 for 4 stock split, under which shareholders would receive 4 shares of stock for each 1 share then held. Then, also on July 21, 2000, the Company signed a Letter of Intent with Biometrics Security, Inc. to acquire all of the outstanding stock of Biometrics Security, Inc. in exchange for 39,000,000 post-split shares of restricted stock. Biometrics Security, Inc. is a newly formed corporation, which was created to develop, market and sell static and dynamic biometric technologies specific to the security applications of banking and financial transactions. As Biometrics Security, Inc. is in the development stage, its business activities are primarily related to expenses incurred in the formation of the company and the raising of capital.

At September 15, 2000, the subsidiary, Biometrics Security, Inc. had:

    -- Raised capital of approximately $450,000 through the sale of shares;

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------


     - Acquired an option to license DSI Datotech Systems, Inc. gesture recognition technology, which include the interfaces and software for executing banking and financial transactions. The option was acquired for initial cash consideration of $320,000, which is fully creditable towards the $8,000,000 that may be owed to Datotech pursuant to the execution of the License Agreement. The Company is obligated to pay Datotech $3,000,000 within eleven months of signing the Option Agreement. The balance of the $8,000,000 license agreement must be paid within three months of delivery of a reasonably acceptable prototype device using Datotech technology.
          In addition, he Company will issue a perpetual non-dilutive twenty percent (20%) Common Share Interest in Security Biometrics, Inc., or the assignee of the Option and License Agreements upon the signing of the Licensing Agreement.
     -    Cash resources remaining of $108,000.

NOTE 8 - NEW ACCOUNTING PRONOUNCEMENTS:
The Financial Accounting Standards Board has issued several new accounting pronouncements, which may affect the Company in future years.

FASB Statement Number 130, Reporting Comprehensive Income, became effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no comprehensive income other than net income during the current period.

FASB Statement Number 131, Disclosures about Segments of an Enterprise and Related Information, became effective for fiscal years beginning after December 15, 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. As the Company has only one business segment, the pronouncement had no material effect during the current period.

FASB Statement Number 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, became effective for fiscal years beginning after December 15, 1997, and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the Company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

FASB Statement Number 133, Accounting for Derivative Instruments and Hedging Activities, becomes effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------



contracts, (collectively referred to as derivatives) and for hedging activities. The Company does not believe this pronouncement will have a material effect on its financial statements in the near future.

FASB Statement Number 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, becomes effective for fiscal years beginning after December 15, 1998. It is not expected to apply to the Company.

Emerging Issues Task Force Issue No. 00-2, Accounting for Web Site Development Costs (EITF 00-2), becomes effective for periods beginning after June 30, 2000, and establishes accounting and reporting standards for costs incurred to develop a web site based on the nature of each cost. In general, the pronouncement requires that costs incurred to develop a web site be capitalized and amortized to expense over the expected useful life of the site. Currently, the Company has not incurred web site development costs that require capitalization. To the extent the Company begins to incur such costs in the future, the Company will adopt the EITF 00-2's disclosure requirements in the quarterly and annual financial statements for the year ending March 31, 2001.

                                AUDITOR'S REPORT


To The Board of Directors:

We have audited the balance sheet of Biometrics Security Inc. (A Development Stage Company) as at September 30, 2000 and the statements of operations, deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at September 30, 2000 and the results of its operations and its cash flows for the period then ended in accordance with United States generally accepted accounting principles.


Vancouver, BC                                                /s/ Buckley Dodds
October 16, 2000                                           Chartered Accountants

                            BIOMETRICS SECURITY INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                            AS AT SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)

                                     ASSETS

                                                                     September 30,
                                                                         2000
CURRENT
    Cash                                                              $ 148,454
    Share subscription receivable (Note 6)                              225,000
                                                                      ---------

                                                                        373,454

Property Plant and equipment (note 3)                                       691

LICENCING COSTS (Note 4)                                                320,010

DUE FROM RELATED PARTY (Note 5)                                          52,609
                                                                      ---------

                                                                      $ 746,764
                                                                      =========
                                   LIABILITIES

CURRENT
    Accounts payable                                                      7,513
                                                                      ---------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 6)                                                  757,685

DEFICIT                                                                 (18,434)
                                                                      ---------

                                                                        739,251
                                                                      ---------

                                                                      $ 746,764
                                                                      =========



APPROVED BY THE DIRECTORS:


/s/ Steven Henry                  Director


/s/ George Gould                  Director

See accompanying notes to the financial statements

                            BIOMETRICS SECURITY INC.

                         (A Development Stage Company)

                              STATEMENT OF DEFICIT

       FOR THE PERIOD FROM THE DATE OF INCORPORATION TO SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)


                                                                     September 30,
                                                                         2000

BALANCE, beginning of period                                           $   --

NET LOSS FOR THE PERIOD                                                 (18,434)
                                                                       --------

BALANCE, end of period                                                 $(18,434)
                                                                       ========








See accompanying notes to the financial statements

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

       FOR THE PERIOD FROM THE DATE OF INCORPORATION TO SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)

                                                                     September 30,
                                                                        2000
EXPENSES
    Market research                                                   $  10,922
    Professional fees                                                     5,183
    Rent                                                                  2,020
    Repairs and maintenance                                                 147
    Telephone                                                                65
    Bank charges                                                             54
    Office expense                                                           43
                                                                      ---------

                                                                         18,434
                                                                      ---------

NET LOSS FOR THE PERIOD                                               $ (18,434)
                                                                      =========




BASIC EARNINGS (LOSS) PER COMMON SHARE                                $   (0.07)
                                                                      =========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                           266,343
                                                                      =========





See accompanying notes to the financial statements

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                               CASH FLOW STATEMENT

       FOR THE PERIOD FROM THE DATE OF INCORPORATION TO SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)

                                                                     September 30,
                                                                         2000
CASH PROVIDED BY (USED FOR)
      OPERATING ACTIVITIES
               Net loss for the period                                $ (18,434)
                                                                      ---------


Changes in non-cash working capital items
        Accounts payable                                                  7,513
                                                                      ---------

                                                                        (10,921)
                                                                      ---------
FINANCING ACTIVITIES
        Issuance of share capital                                       532,685
        Due from related party                                          (52,609)
                                                                      ---------

                                                                        480,076
                                                                      ---------

INVESTING ACTIVITIES
        Purchase of option on licence                                  (320,010)
        Purchase of capital assets                                         (691)
                                                                      ---------


                                                                       (320,701)
                                                                      ---------

INCREASE IN CASH                                                        148,454

CASH, BEGINNING OF PERIOD                                                    --
                                                                      ---------

CASH, END OF PERIOD                                                   $ 148,454
                                                                      =========




Supplemental cash flow disclosures:
        Cash paid for interest                                        $      --
        Cash paid for income taxes                                    $      --



See accompanying notes to the financial statements

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)


NOTE 1   BUSINESS DESCRIPTION

         The Company, which operates out of Vancouver B.C., was incorporated in the State of Nevada on July 26, 2000 and is engaged in developing, marketing and selling Biometric Technologies designed specifically for banking and financial transaction security applications. The technology, which is able to interpret hand gestures or signatures, includes: dynamic gesture recognition technology (GRT), static biometric finger or palms prints, retinal scans and voice recognition systems.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

         The Company's accounting policies are in accordance with accounting principles generally accepted in the United States.

         a)       Property Plant and Equipment

         Property Plant and Equipment are recorded and are amortized in the following manner: Furniture 20% Declining Balance

         b)       Earnings (Loss) per Share

         Earnings (loss) per share is provided in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS), "Earnings Per Share". As the calculation of fully diluted EPS is anti-dilutive only basic EPS is presented. Basic earnings (loss) per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding for the period.

         c)       Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         d)       Income Taxes

         The Company accounts for income taxes using the liability method. Under this method deferred income tax liabilities and assets are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or reduction of expenses between financial and tax reporting. Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As the Company has not reached its first year-end, no disclosure is presented.

                            BIOMETRICS SECURITY INC.

                         (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)



NOTE 3   PROPERTY PLANT AND EQUIPMENT


                                       ACCUMULATED         NET BOOK
                           COST        AMORTIZATION         VALUE         AMORTIZATION
                           ----        ------------         -----         ------------
         FURNITURE
            AND
         EQUIPMENT
         ---------
         Opening
           Balance          $ --          $ --              $  --              $ --
         Purchases           691            --                691
         Provision            --            --                 --                --
                           -----------------------------------------------------------
         Closing
          Balance           $691          $ --              $ 691             $  --
                           ===========================================================


NOTE 4   LICENCING COSTS

         The licencing costs relate to the option agreement signed with DSI Datotech Systems Inc. (Note 9(a). As the fair value of the option agreement is not determinable the shares issued in exchange for the option have been recorded at a nominal value. They will be amortized over the projected life of the asset once a prototype is delivered and commercial use is made of the technology.


NOTE 5   DUE FROM RELATED PARTY

         The amount due from related party is due from Security Biometrics Inc. (Note 9b) and is without interest or states terms of repayment.

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)


NOTE 6   SHARE CAPITAL

         Share capital is represented by the following:

          Authorized:                                        3,500,000 Common shares, no par value
                                                              500,000 Preferred shares each share
                                                               carrying 75 votes to every one vote
                                                               per common share. Each one Preferred
                                                                   share can be converted to 75
                                                                          common shares.

         Issued:                                                       For the period ended
                                                                       September 30, 2000

         Common shares
         -------------
                                                                   NUMBER OF
                                                                    SHARES           VALUE
                                                                    ------           -----
         Class A common shares
         Issued for cash on incorporation                                  10    $           10

         Issued for  cash                                              532,665          532,665
         Share subscriptions                                           225,000          225,000
                                                                --------------   --------------

                                                                       757,675   $     757,675
                                                                ==============   =============

         225,000 shares that were subscribed for and committed before, but paid for after the period ended have been recognized as a receivable under EITS 85-1.

         Preferred shares
         ----------------
                                                                       For the period ended
                                                                        September 30, 2000

                                                                   NUMBER OF
                                                                    SHARES             VALUE
                                                                    ------             -----
         Balance beginning of year                                         --    $             --

         Issued for  option agreement                                  500,000                  10
                                                                --------------   -----------------

                                                                       500,000   $              10
                                                                ==============   =================

         In exchange for the 500,000 preferred shares issued, Biometrics Security Inc. received the opportunity to enter into the option agreement outlined in Note 9(a).

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)



NOTE 7   FINANCIAL INSTRUMENTS

         The Company has adopted Statement of Financial Accounting Standards number 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments". The carrying amount of cash, share subscriptions receivable, and accounts payable approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of subjective judgement, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.


NOTE 8   COMMITMENTS

         The Company has a commitment under a 12 month consulting agreement for public relations services in the amount of $2,500 U.S. per month plus 20,000 free trading common shares to be issued at a rate of 5000 common shares per quarter.


NOTE 9   SIGNIFICANT EVENTS

         a) The company has entered into an option agreement with DSI Datotech Systems Inc, a Vancouver based company, to acquire a license agreement to use their multi-touch gesture recognition and individual gesture patterns system. The option calls for a payment of $320,000 by October 22, 2000 and further $3,000,000 by July 22, 2001. DSI Datotech Systems Inc. agrees on a best effort basis, to make a prototype available to the company within 12 months of receiving the $3,000,000. The company then has the option to enter into a worldwide licensing agreement with DSI Datotech Systems Inc. for a price of $8,000,000 and 20% of the share capital of the company. The sum of $3,320,000 will be credited to the $8,000,000 and the balance of $4,680,000 is due 3 months after the prototype is delivered. The first payment of $320,000 required under the option agreement was paid in the period ended September 15, 2000. The company issued 500,000 convertible shares in exchange for the assignment of the option agreement from a related party.

         b) Effective August 2, 2000 the company, has entered into a "Stock Exchange Agreement" with Security Biometrics Inc. ("SBI") hereby the 500,000 preferred shares of the company are exchanged for 37,500,000 common shares of SBI and each common share of the company was exchanged for 1 common share of SBI. Effectively this exchange made the company a wholly owned subsidiary of SBI.

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)




NOTE 10  UNCERTAINTY TO THE YEAR 2000 ISSUE

         The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 dates processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the changes in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.


NOTE 11 INCOME TAXES

         The Company follows Statement of Financial Accounting Standards Number 109 (SAFS 109), "Accounting for Income Taxes". Deferred income taxes reflect the net effect of a) temporary differences between carting amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and b) net operating loss carryforwards. No provision for refundable Federal income tax has been made as the company has not yet reached its first fiscal year end. Similarly, no deferred tax asset attributable to the net operating loss has been recognized, as it is not likely to be realized.

         The tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of September 30, 2000, is as follows:

                         Deferred tax asset attributable to:
                            Net loss for the period                   $(18,434)

                            Less, Valuation allowance                 $(18,434)
                                                                      --------

                            Net deferred tax asset                    $     --
                                                                      --------

                            BIOMETRICS SECURITY INC.

                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)



NOTE 12 - NEW ACCOUNTING PRONOUNCEMENTS:

          The Financial Accounting Standards Board has issued several new accounting pronouncements, which may affect the Company in future years.

          FASB Statement Number 130, Reporting Comprehensive Income, became effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no comprehensive income other than net income during the period.

          FASB Statement Number 131, Disclosures about Segments of an Enterprise and Related Information, became effective for fiscal years beginning after December 15, 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. As the Company has only one business segment, the pronouncement had no material effect during the period.

          FASB Statement Number 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, became effective for fiscal years beginning after December 15, 1997, and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the Company has no pension or postretirement benefit plans, the pronouncement had no effect in the period.

          FASB Statement Number 133, Accounting for Derivative Instruments and Hedging Activities, becomes effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company does not believe this pronouncement will have a material effect on its financial statements in the near future.

          FASB Statement Number 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, becomes effective for fiscal years beginning after December 15, 1998. It is not expected to apply to the Company.

                            BIOMETRICS SECURITY INC.
                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                             (UNITED STATES DOLLARS)





NOTE 12 - NEW ACCOUNTING PRONOUNCEMENTS (Continued):

          Emerging Issues Task Force Issue No. 00-2, Accounting for Web Site Development Costs (EITF 00-2). Becomes effective for periods beginning after June 30, 2000, and establishes accounting and reporting standards for costs incurred to develop a web site based on the nature of each cost. In general, the pronouncement requires that costs incurred to develop a web site be capitalized and amortized to expense over the expected useful life of the site. The Company has not incurred web site development costs.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                                  BALANCE SHEETS
                                SEPTEMBER 30, 2000 (UNAUDITED) AND JUNE 30, 2000
--------------------------------------------------------------------------------


                                                                    SEPTEMBER 30,       JUNE 30,
                                                                             2000           2000
ASSETS                                                                (UNAUDITED)      (AUDITED)
                                                                    -------------    -----------
  Current assets:
    Cash                                                              $ 149,109        $  2,262
    Stock subscriptions receivable                                      225,000            -
                                                                      ---------        --------
      Total current assets                                              374,109           2,262
                                                                      ---------        --------

  Property and equipment                                                    691            -
                                                                      ---------        --------

  Other assets:
    Gesture recognition technology licensing costs                      320,010            -
                                                                      ---------        --------
      Total other assets                                                320,010            -
                                                                      ---------        --------

      Total assets                                                    $ 694,810        $  2,262
                                                                      =========        ========


LIABILITIES
  Current liabilities:
    Accounts payable and accrued expenses                             $  10,545        $  4,126
    Accounts payable, related party                                      19,405          10,548
                                                                      ---------        --------
      Total current liabilities                                          29,950          14,674
                                                                      ---------        --------

      Total liabilities                                                  29,950          14,674
                                                                      ---------        --------

  Commitments and contingencies                                             -               -

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 100,000,000 shares authorized,
      50,757,675 and 3,125,000 shares issued and outstanding             50,758           3,125
  Capital in excess of par value                                        662,133          46,025
  Capital in excess of par value - stock options                        571,875             -
  Deficit accumulated during the development stage                     (619,906)        (61,562)
                                                                      ---------        --------
      Total stockholders' equity                                        664,860         (12,412)
                                                                      ---------        --------
      Total liabilities and stockholders' equity                      $ 694,810        $  2,262
                                                                      =========        ========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                        STATEMENTS OF LOSS FOR THE PERIODS ENDED
                                                     SEPTEMBER 30, 2000 AND 1999
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------


                                                          INCEPTION,
                                                        JULY 25,2000           PERIODS ENDED
                                                             THROUGH           SEPTEMBER 30,
                                                       SEPTEMBER 30,     ------------------------
                                                                2000            2000         1999
                                                       --------------    ------------     -------
Revenues                                                $       -        $       -        $   -
                                                        -----------      -----------      -------

General and administrative expenses:
  Stock options compensation expense                        571,875          571,875          -
  Other administrative expenses                              48,031           48,031          -
                                                        -----------      -----------      -------
    Total operating expenses                                619,906          619,906          -
                                                        -----------      -----------      -------
    (Loss) before taxes                                    (619,906)        (619,906)         -
                                                        -----------      -----------      -------

Provision (credit) for taxes on income:
  Current                                                       -                -            -
  Deferred                                                      -                -            -
                                                        -----------      -----------      -------
    Total provision (credit) for taxes on income                -                -            -
                                                        -----------      -----------      -------
    Net (loss)                                          $  (619,906)     $  (619,906)     $   -
                                                        ===========      ===========      =======


Basic earnings (loss) per common share                                   $     (0.02)     $   -
                                                                         ===========      =======

Weighted average number of shares outstanding                             27,886,239          -
                                                                         ===========      =======



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                  STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED
                                                     SEPTEMBER 30, 2000 AND 1999
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------


                                                                                    INCEPTION,
                                                                                 JULY 25, 2000            PERIODS ENDED
                                                                                       THROUGH            SEPTEMBER 30,
                                                                                 SEPTEMBER 30,      --------------------------
                                                                                          2000           2000            1999
                                                                                 -------------      ---------        ---------
Cash flows from operating activities:
 Net (loss)                                                                        $(619,906)       $(619,906)       $     -

Adjustments to reconcile net (loss) to cash provided (used) by developmental stage activities:
    Stock options compensation expense                                               571,875          571,875
    Changes in current assets and liabilities:
          Accounts payable and accrued expenses                                       10,545           10,545              -
          Accounts payable, related party                                             19,405           19,405              -
                                                                                   ---------        ---------        ---------
    Net cash flows from operating activities                                         (18,081)         (18,081)             -
                                                                                   ---------        ---------        ---------

Cash flows from investing activities:
  Purchase of equipment                                                                 (691)            (691)             -
  Purchase of gesture recognition technology license                                (320,010)        (320,010)             -
                                                                                   ---------        ---------        ---------
    Net cash flows from investing activities                                        (320,701)        (320,701)             -
                                                                                   ---------        ---------        ---------

Cash flows from financing activities:
  Net  proceeds from sale of common stock                                            487,891          487,891              -
                                                                                   ---------        ---------        ---------
      Net cash flows from financing activities                                       487,891          487,891              -
                                                                                   ---------        ---------        ---------
      Net increase (decrease) in cash and equivalents                                149,109          149,109              -

Cash and equivalents, beginning of period                                                -                -                -
                                                                                   ---------        ---------        ---------
Cash and equivalents, end of period                                                $ 149,109        $ 149,109        $     -
                                                                                   =========        =========        =========

Supplemental cash flow disclosures:
  Cash paid for interest                                                           $     -          $     -          $     -
  Cash paid for income taxes                                                             -                -                -



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


The accompanying unaudited interim financial statements include all adjustments which in the opinion of management are necessary in order to make the accompanying financial statements not misleading, and are of a normal recurring nature. However, the accompanying unaudited financial statements do not include all of the information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows and stockholders' equity in conformity with generally accepted accounting principles. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company's Form 10-KSB as of the year ended June 30, 2000. Operating results for the three months ended September 30, 2000, are not necessarily indicative of the results that can be expected for the year ended June 30, 2001.

NOTE 1 - MERGER WITH BIOMETRICS SECURITY, INC.:

On August 1, 2000, the Company signed a Letter of Intent with Biometrics Security, Inc. to acquire all of the outstanding stock of Biometrics Security, Inc. ("BSI") in exchange for 38,257,675 post-split shares of restricted stock. Biometrics Security, Inc. is a newly formed corporation, which was created to develop, market and sell static and dynamic biometric technologies specific to the security applications of banking and financial transactions. As Biometrics Security, Inc. is in the development stage, its business activities are primarily related to expenses incurred in the formation of the company and the raising of capital.

The acquisition of BSI was completed on August 25, 2000, and after the acquisition, BSI shareholders owned more than 50% of the outstanding shares of Security Biometrics, Inc. Therefore, pursuant to the rules of the Securities and Exchange Commission, the transaction has been accounted for as a "reverse merger." Accordingly, the accompanying consolidated statements of operations and consolidated statements of cash flows reflect the historical operations and cash flows of BSI (including those of Security Biometrics, Inc. ("SBI" or "The Company") after August 25, 2000, the effective date of the merger), whereas previous reports filed by the Company reflected operations and cash flows of only Security Biometrics, Inc. The audited balance sheet of SBI as of June 30, 2000, as reported in its annual Form 10-K, is presented for comparative purposes.

NOTE 2 - STOCK SUBSCRIPTIONS RECEIVABLE:

Prior to August 25, 2000, the date of acquisition and the resulting reverse merger, Biometrics Security, Inc. had issued 757,675 shares of its Class A Common Stock in exchange for cash of $532,665 and stock subscription agreements totaling $225,000. The stock subscriptions were collected on October 31, 2000. The stock subscriptions receivable have been reflected in the accompanying balance sheet as a receivable in accordance with Emerging Issues Task Force Issue No. 85-1.

NOTE 3 - PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation, computed on the 20% double declining balance method over the estimated useful life of the assets. Estimated useful lives of depreciable assets range from five to seven years.

NOTE 4 - LICENSING COSTS:

In July, 2000, the Company's subsidiary acquired an option to license DSI Datotech Systems, Inc. gesture recognition technology, which include the interfaces and software for executing banking and financial transactions. The option was acquired for initial cash consideration of $320,000, which is fully creditable towards the $8,000,000 that may be owed to Datotech pursuant to the execution of the License

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


Agreement. Also, BSI issued 10 shares of its common stock as additional consideration. The Company is obligated to pay Datotech $3,000,000 July 22, 2001. The balance of the $8,000,000 license agreement must be paid within three months of delivery of a reasonably acceptable prototype device using Datotech technology. In addition, the Company will issue a perpetual non-dilutive twenty percent (20%) Common Share Interest in Security Biometrics, Inc., or the assignee of the Option and License Agreements upon the signing of the Licensing Agreement

NOTE 5 - STOCK OPTIONS:

In August, 2000, the Company adopted the 2000 Stock Option Plan. The Plan sets aside 5,100,000 shares of common stock options for issuance to employees, directors, officers and consultants to the company. The Plan has a five year term.

During the quarter ended September 30, 2000, the Company granted options to six officers, directors and consultants to purchase 975,000 shares of the Company's common stock at $1.00 per share under the Plan. The options are exercisable as follows:

- As to 25% of the Shares subject to the Option, or any portion thereof, during the period commencing from the Date of the Grant and ending on the Expiry Date;

- As to a further 25% of the shares subject to the Option, or any portion thereof, during the period commencing six months from the Date of Grant and ending on the Expiry Date;

- As to a further 25% of the shares subject to the Option, or any portion thereof, during the period commencing 12 months from the Date of Grant and ending on the Expiry Date;

- As to the balance, if any, of the Shares subject to the Option, or any portion thereof, during the period commencing 18 months from the Date of Grant and ending on the Expiry Date.

At September 30, 2000, none of these options had been exercised. The transaction was recorded by a charge to compensation expense for $571,875, which was calculated using the Black-Scholes Option Pricing Model.

NOTE 6 - CAPITAL STOCK:

Since its inception, the Company has issued shares of its common stock as follows:

                                                                                PRICE PER
DATE           DESCRIPTION                                           SHARES         SHARE             AMOUNT
--------------------------------------------------------------------------------------------------------------
03/31/99       Shares issued for cash                            2,000,000         $0.005            $10,000
05/26/99       Shares issued for cash                              855,000          0.030             25,650
06/07/99       Shares issued for services                           70,000          0.050              3,500
                                                            ----------------                ------------------
06/30/99            Cumulative total                             2,925,000                           $39,150

09/30/99       Shares issued for cash                              200,000          0.050             10,000
                                                            ----------------                ------------------
06/30/00            Cumulative total                             3,125,000                           $49,150

08/11/00       4 for 1 stock split                               9,375,000          0.000               -
08/25/00       Stock issued for all outstanding stock of
               Biometric Security, Inc.                         38,257,675                           757,612
09/30/00       Expenses in connection with purchase of
               Biometric Security, Inc.                             -                 -              (29,047)

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


09/30/00       Effect of reverse merger with Biometric
               Security, Inc.                                       -                 -              (64,824)
                                                            ----------------                ------------------
09/30/00            Cumulative total                            50,757,675                           712,891
                                                            ================                ==================

The Company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. At September 30, 2000, no preferred stock series had been created.

NOTE 7 - FEDERAL INCOME TAX:

The Company follows Statement of Financial Accounting Standards Number 109 (SFAS
109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

                                                      2000           1999
                                                   ------------------------
Refundable Federal income tax attributable to:
  Current operations                                $211,000      $     -
  Less, Limitation due to absence of prior
    year taxable income                             (211,000)           -
                                                   ------------------------
    Net refundable amount                                  -            -
                                                   ========================

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of September 30, 2000 and 1999, are as follows:

                                               2000          1999
                                            -----------------------
Deferred tax asset attributable to:
  Net operating loss carryover               $211,000      $     -
  Less, Valuation allowance                  (211,000)           -
                                            -----------------------
    Net deferred tax asset                          -            -
                                            =======================

NOTE 8 - RELATED PARTY TRANSACTIONS:

The Company paid $29,047 during the quarter ended September 30, 2000 in professional fees to an officer for legal services.